Exhibit 1

ECTEL LTD.

Rosh Ha'ayin, Israel November 6, 2009

To the Shareholders of ECtel Ltd.:

        You are cordially invited to attend the Extraordinary Meeting of Shareholders of ECtel Ltd. (“ECtel,” the “Company,” “we” or “us”) to be held at 10:00 a.m (Israel time) on Friday, December 11, 2009, at the executive offices of ECtel at 10 Amal Street, Park Afek, Rosh Ha’ayin, Israel (the “Meeting”).

        At the Meeting, you will be asked to consider and vote upon the following matters:

    (i)        A proposal to approve the Agreement and Plan of Merger, dated as of October 22, 2009 (the “Merger Agreement”), by and among cVidya Networks Inc., a Delaware privately-held corporation (the “Purchaser”), cVidya Acquisition Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser organized by the Purchaser for the purpose of effecting the Merger (“Merger Sub”), and ECtel, and the merger of Merger Sub with and into ECtel (with ECtel continuing as the surviving company) (the “Merger”, and, together with the other transactions contemplated by the Merger Agreement, the “Merger Proposal”). If the Merger Proposal is approved and the Merger is subsequently consummated, the ordinary shares, nominal value NIS 0.04 per share, of ECtel (the “ECtel Shares”) issued and outstanding as of the effective date of the Merger (other than ECtel Shares then held by ECtel, the Purchaser or Merger Sub), will be converted automatically into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to the “Price Per Share”. The “Price Per Share” shall be equal to an amount of (a) US$21,000,000 minus (x) the Company’s transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, currently estimated to be in an approximate amount of US$430,000, subject to adjustments, and (y) a pay-out amount of approximately US$35,000 with respect to outstanding, vested ECtel options and share appreciation rights (“SARs”), divided by (b) the number of issued and outstanding ECtel Shares as of the effective date of the Merger, other than ECtel Shares then held by ECtel, the Purchaser or Merger Sub. The Price Per Share is currently expected to be approximately US$1.26, but may be adjusted to reflect the final amount of Company transaction-related expenses and changes in the number of outstanding ECtel Shares. As a result of the Merger, ECtel will become a privately held company and an indirect wholly owned subsidiary of the Purchaser.

    (ii)        A proposal (the “Indemnification Agreement Proposal”) to approve the entry by the Company into an indemnification agreement with each of its current directors and with each person who served as a director of the Company at any time during the last five years (the “Indemnification Agreements”).

        ECtel’s Board of Directors, acting upon the recommendation of the audit committee of ECtel’s Board of Directors, has reviewed and considered the terms and conditions of the Merger Agreement, has determined that the Merger is in the best interests of ECtel and its shareholders and that no reasonable concern exists that ECtel, as the surviving company in the Merger, will be unable to fulfill its obligations to its creditors following consummation of the Merger, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. In connection with its evaluation of the Merger Agreement, ECtel’s Board of Directors considered, among other factors, the written opinion, dated October 22, 2009, of Oppenheimer & Co. Inc. (“Oppenheimer”), to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the amount per share of US$1.2575 was fair, from a financial point of view, to the holders of ECtel Shares (such amount per share was subsequently recalculated to approximately US$1.26, as described above). The full text of Oppenheimer’s opinion is attached to the enclosed proxy statement as Appendix B.

        ECTEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF EACH OF (I) THE MERGER PROPOSAL AND (II) THE INDEMNIFICATION AGREEMENT PROPOSAL.

        Approval of each of the Merger Proposal and the Indemnification Agreement Proposal requires the affirmative vote of the holders of a majority of the ECtel Shares present (in person or by proxy) at the Meeting and voting on each such matter (not including abstentions and broker non-votes). Record holders of outstanding ECtel Shares as of November 2, 2009, the record date for holders of ECtel Shares entitled to notice of and to vote at the Meeting, are entitled to one vote per each share held.

        Certain of our shareholders have entered into voting undertakings with the Purchaser under which those shareholders have agreed, among other things, to vote their ECtel Shares (representing approximately 38.5% of the outstanding ECtel Shares) at the Meeting in favor of the Merger Proposal.

        Enclosed with this letter you will find a formal Notice of Extraordinary Meeting of Shareholders and Proxy Statement that provide detailed information about the Meeting, the Merger Proposal and the Indemnification Agreement Proposal.

        Thank you for your cooperation.

Very truly yours, YAIR COHEN Chairman of the Board of Directors ITZIK WEINSTEIN President and Chief Executive Officer

ii

ECTEL LTD.
10 Amal St., Park Afek, Rosh Ha’ayin 48092, Israel
(Telephone: +972 3 900 2120; Fax: +972 3 900 2122)

NOTICE OF EXTRAORDINARY MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 11, 2009

Rosh Ha'ayin, Israel November 6, 2009

To the Shareholders of ECtel Ltd.:

        NOTICE IS HEREBY GIVEN that a meeting of shareholders (the “Meeting”) of ECtel Ltd. (“ECtel,” the “Company,” “we” or “us”) will be held at the executive offices of ECtel at the address specified above on Friday, December 11, 2009 at 10:00 am (Israel time).

        The agenda for the Meeting will be as follows:

    1.        To approve the Agreement and Plan of Merger, dated as of October 22, 2009 (the “Merger Agreement”), by and among cVidya Networks, Inc., a Delaware privately held corporation (the “Purchaser”), cVidya Acquisition Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser (“Merger Sub”), and ECtel, and the Merger (as defined below) and the other transactions contemplated by the Merger Agreement (collectively, the “Merger Proposal”). The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into ECtel, with ECtel continuing as the surviving company (the “Merger”);

–	following the Merger, ECtel will become a private company and a wholly owned indirect subsidiary of the Purchaser; and

–	the ordinary shares, nominal value NIS 0.04 per share, of ECtel (the “ECtel Shares”) outstanding at the effective time of the Merger (except for ECtel Shares owned by the Purchaser, Merger Sub or ECtel, which shall be cancelled, with no consideration delivered in exchange therefor) will automatically be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to an amount of (a) US$21,000,000 less (x) the Company’s transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, in an approximate amount of US$430,000, subject to adjustments, and (y) a pay-out amount of approximately US$35,000 with respect to outstanding, vested ECtel options and share appreciation rights (“SARs”), divided by (b) the number of issued and outstanding ECtel Shares as of the effective date of the Merger (except for ECtel Shares then held by ECtel, the Purchaser or Merger Sub), currently expected to be approximately US$1.26, but which may be adjusted to reflect the final amount of Company transaction-related expenses and changes in the number of outstanding ECtel Shares.

    2.        To approve the entry by the Company into an indemnification agreement with each of its current directors and with each person who served as a director of the Company at any time during the last five years (the “Indemnification Agreements”) (the “Indemnification Agreement Proposal”).

        Shareholders of record at the close of business on November 2, 2009 are entitled to notice of and to vote at the Meeting. Enclosed herewith please find a detailed Proxy Statement that provides detailed information about the Meeting, the Merger Proposal and the Indemnification Agreement Proposal. The full text of the Merger Agreement and a form of the Indemnification Agreements are included as exhibits to the Proxy Statement. ECTEL’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF (I) THE MERGER PROPOSAL AND (II) THE INDEMNIFICATION AGREEMENT PROPOSAL.

By order of the Board of Directors, YAIR COHEN Chairman of the Board of Directors ITZIK WEINSTEIN President and Chief Executive Officer

Rosh Ha’ayin, Israel
November 6, 2009

ECTEL LTD.

10 Amal St., Park Afek, Rosh Ha’ayin 48092, Israel
(Telephone: +972 3 900 2120; Fax: +972 3 900 2122)

PROXY STATEMENT

EXTRAORDINARY MEETING OF SHAREHOLDERS

INTRODUCTION

        We are furnishing this Proxy Statement to the shareholders of ECtel Ltd., an Israeli company (“ECtel,” the “Company,” “we” or “us”), in connection with the solicitation by our Board of Directors of proxies to be used at a meeting of shareholders (as it may be adjourned or postponed from time to time, the “Meeting”) to be held on Friday, December 11, 2009 at 10:00 am (Israel time), at the offices of ECtel at the above address.

        The agenda of the Meeting will be as follows:

    (i)        A proposal to approve the Agreement and Plan of Merger, dated as of October 22, 2009 (the “Merger Agreement”), by and among cVidya Networks Inc., a Delaware privately-held corporation (the “Purchaser”), cVidya Acquisition Ltd., an Israeli company and a wholly owned indirect subsidiary of the Purchaser organized by the Purchaser for the purpose of effecting the Merger (“Merger Sub”), and ECtel, and the merger of Merger Sub with and into ECtel (with ECtel continuing as the surviving company) (the “Merger”, and, together with the other transactions contemplated by the Merger Agreement, the “Merger Proposal”). If the Merger Proposal is approved and the Merger is subsequently consummated, the ordinary shares, nominal value NIS 0.04 per share, of ECtel (the “ECtel Shares”) issued and outstanding as of the effective date of the Merger (other than ECtel Shares then held by ECtel, the Purchaser or Merger Sub), will be converted automatically into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to the “Price Per Share”. The “Price Per Share” shall be equal to an amount of (a) US$21,000,000 less (x) the Company’s transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, currently estimated to be in an aggregate amount of approximately US$430,000, subject to adjustment, and (y) a pay-out amount of approximately US$35,000 with respect to outstanding, vested ECtel options and share appreciation rights (“SARs”), divided by (b) the number of issued and outstanding ECtel Shares as of the effective date of the Merger (other than ECtel Shares then held by ECtel, the Purchaser or Merger Sub). The Price Per Share is currently expected to be approximately US$1.26, but may be adjusted to reflect the final amount of Company transaction-related expenses and changes in the number of outstanding ECtel Shares. As a result of the Merger, ECtel will become a privately held company and an indirect wholly owned subsidiary of the Purchaser.

    (ii)        A proposal (the “Indemnification Agreement Proposal”) to approve the entry by the Company into an indemnification agreement with each of its current directors and with each person who served as a director of the Company at any time during the last five years (the “Indemnification Agreements”).

        ECtel’s Board of Directors, acting upon the recommendation of the audit committee of ECtel’s Board of Directors, has reviewed and considered the terms and conditions of the Merger Agreement, has determined that the Merger is in the best interests of ECtel and its shareholders and that no reasonable concern exists that ECtel, as the surviving company in the Merger, will be unable to fulfill its obligations to its creditors following consummation of the Merger, and has approved the Merger Proposal. In connection with its evaluation of the Merger Agreement, ECtel’s Board of Directors considered, among other factors, the written opinion, dated October 22, 2009, of Oppenheimer & Co. Inc. (“Oppenheimer”), to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the amount per share of US$1.2575 was fair, from a financial point of view, to the holders of ECtel Shares (such amount per share was subsequently recalculated to approximately US$1.26). The full text of Oppenheimer’s opinion is attached to the enclosed proxy statement as Appendix B.

        The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference. A copy of the form of Indemnification Agreement is included as Appendix C to this Proxy Statement and is incorporated herein by reference. ECTEL’S BOARD OF DIRECTORS BELIEVES THAT EACH OF THE MERGER PROPOSAL AND THE INDEMNIFICATION AGREEMENT PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF ECTEL AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF (I) THE MERGER PROPOSAL AND (II) THE INDEMNIFICATION AGREEMENT PROPOSAL.

Quorum and Voting

        In accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and our Articles of Association, the Board of Directors has fixed November 2, 2009 as the record date for determining the ECtel shareholders entitled to notice of and to vote at the Meeting. Accordingly, you are entitled to notice of and to vote at the Meeting only if you were a record holder of ECtel Shares at the close of business (4:00 pm E.S.T.) on that date. We had 16,281,898 shares outstanding on the record date (excluding 2,304,794 treasury shares). The ECtel Shares constitute the only outstanding class of our shares. Each share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum of shareholders is necessary to have a valid meeting of ECtel’s shareholders. The presence, in person or by proxy, of at least two ECtel shareholders who collectively hold at least twenty-five percent (25%) of the voting rights of ECtel Shares on the record date is necessary to constitute a quorum at the Meeting. As described below, two of our shareholders, holding in the aggregate approximately 38.5% of our issued and outstanding share capital, have executed undertakings to vote all of their ECtel Shares in favor of the Merger Proposal, and, assuming their compliance with such undertakings, will constitute the necessary quorum.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a proposal is approved by the shareholders, abstentions and broker non-votes will not be treated as voting at all on such proposal.

        Approval of each of the Merger Proposal and the Indemnification Agreement Proposal requires the affirmative vote of the holders of a majority of the ECtel Shares present (in person or by proxy) at the Meeting and voting on such proposal. Under the Companies Law, votes cast by ECtel Shares held by Merger Sub, by any person (including the Purchaser) directly or indirectly holding 25% or more of either the voting rights or the right to appoint directors of Merger Sub, or anyone acting on their behalf, including any family members of or entities controlled by any of the foregoing (“Affiliated Shares”), will be excluded from the votes cast by shareholders in favor of the Merger Proposal. Therefore, the Merger Proposal will not be deemed approved if the holders of a majority of the ECtel Shares voted on the Merger Proposal (excluding (i) the Affiliated Shares and (ii) abstentions), vote against the Merger Proposal. If you hold Affiliated Shares, you should contact ECtel’s Corporate Secretary, Ms. Gal Sperber-Kovashi, at telephone number +972-3-900-2120 or via e-mail to galsp@ectel.com in order to notify ECtel of such fact. In the absence of such notification, voted shares shall be considered non-Affiliated Shares. If you have any doubt about this matter, we urge you to consult with an Israeli lawyer.

        Pursuant to Voting Undertakings entered into on October 22, 2009 (the “Voting Undertakings”), two of our largest shareholders – Koor Industries Ltd. and Clal Electronics Industries Ltd. – have agreed, among other things, to vote their ECtel Shares (representing approximately 21.5% and 17.0%, respectively, of the outstanding ECtel Shares as of the record date) in favor of the Merger Proposal, as further described under “The Merger Agreement- Voting Undertakings” below.

        Joint holders of our shares should take note that, pursuant to our Amended and Restated Articles of Association (referred to throughout this document as our “Articles of Association”), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

        YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ECTEL SHARES THAT YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Proxies

        Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares via completion of a proxy card, or obtain a legal proxy from the record holder to vote the shares at the Meeting. Proxies for use at the Meeting are being solicited by our Board of Directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about November 6, 2009. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate proxy card for each brokerage account in which shares are held.

        Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

        All ECtel Shares represented by properly executed proxies received by us at least seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. Any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, and in such event the proxy previously given by such person shall be deemed revoked. Any written notice revoking a proxy should be sent to ECtel, 10 Amal St., Park Afek, Rosh Ha’ayin 48092, Israel, attention: Corporate Secretary, or may be faxed to ECtel at +972-3-900-2122, to the attention of the Corporate Secretary. If your ECtel Shares are held in street name, you must contact the broker or other intermediary who is the shareholder of record of your shares to change or revoke your voting instructions.

        Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Your proxy, if properly executed, will be voted in the manner directed by you; if no direction is made, your proxy will be voted “FOR” approval of the Merger Proposal and “FOR” approval of the Indemnification Agreement Proposal, and, in the discretion of the proxy holder on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Please do not send your certificates representing ECtel Shares at this time. If the Merger Proposal is approved and the Merger is subsequently consummated, instructions for surrendering your certificates for the Merger consideration will be sent to you.

Position Statements

        ECtel shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to ECtel’s office at the above address no later than ten (10) days following the record date. Reasonable costs incurred by ECtel in dealing with such a position statement shall be borne by the submitting shareholder.

Other Matters

        We will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Adjournment and Postponement

        ECtel shareholders may also be asked to vote to adjourn the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting. An adjournment of the Meeting may be made from time to time by the holders of ECtel Shares representing a majority of the votes present in person or by proxy at the Meeting.

Questions and Additional Information

        If you have any more questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Gal Sperber-Kovashi, Corporate Secretary, at the executive offices of ECtel located at 10 Amal St., Park Afek, Rosh Ha’ayin, 48092, Israel; telephone number: +972-3-900 2120; fax number: +972 3 900 2122.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND RELATED MATTERS

        The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger, the Merger Agreement, the Indemnification Agreements and the Meeting. These questions and answers may not address all the questions that may be important to you as an ECtel shareholder. Please refer to the “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully. See “Where You Can Find More Information” beginning on Page 54.

Q:	What is the proposed transaction?

A:	The proposed transaction is the acquisition of ECtel by the Purchaser pursuant to the Merger Agreement. As a result of the Merger, ECtel will become a private company wholly owned by a subsidiary of the Purchaser.

Q:	What will I receive upon completion of the Merger?

A:	Upon completion of the Merger, you will be entitled to receive, for each of your then outstanding ECtel Shares, an amount in cash equal to the Price Per Share. The “Price Per Share” shall be equal to an amount of (a) US$21,000,000 less (x) the Company’s transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, currently estimated to be in an aggregate amount of approximately US$430,000, subject to adjustment, and (y) a pay-out amount of approximately US$35,000 with respect to outstanding, vested ECtel options and share appreciation rights (“SARs”),divided by (b) the number of issued and outstanding ECtel Shares as of the effective date of the Merger (excluding ECtel Shares then held by ECtel, the Purchaser or Merger Sub). The Price Per Share is currently expected to be approximately US$1.26, but may be adjusted to reflect the final amount of Company transaction-related expenses and changes in the number of outstanding ECtel Shares. You will not own any shares in the surviving company.

Q:	When and where is the Meeting?

A:	The Meeting will be held on Friday, December 11, 2009, at 10:00 am (Israel time), at ECtel’s executive offices located at 10 Amal St., Park Afek, Rosh Ha’ayin 48092, Israel.

Q:	What am I being asked to vote on?

A:	You are being asked to approve the Merger Proposal, which is a proposal to approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement.

You are also being asked to approve the Indemnification Agreement Proposal, which is a proposal to approve the Company’s entry into the Indemnification Agreements with each of its current directors and with each person who served as a director of the Company at any time during the last five years. We do not currently expect there to be any other matters on the agenda at the Meeting.

Q:	What vote is required for ECtel’s shareholders to approve each of the proposals?

A:	Approval of each of the Merger Proposal and the Indemnification Agreement Proposal requires the affirmative vote of the holders of a majority of the ECtel Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal or the Indemnification Agreement Proposal, as appropriate (not including abstentions and broker non-votes).

In connection with the execution of the Merger Agreement, two of our largest shareholders – Koor Industries Ltd. and Clal Electronics Industries Ltd. – who hold 3,498,836 and 2,767,153 ECtel Shares, respectively (representing approximately 21.5% and 17.0% of the outstanding ECtel Shares on the record date, respectively), have entered into Voting Undertakings with the Purchaser whereby they have agreed to vote all of their ECtel Shares in favor of the Merger and against any other alternative transaction (except if the Merger Agreement is terminated).

Q:	How does ECtel’s Board of Directors recommend that I vote?

A:	ECtel’s Board of Directors, acting upon the unanimous recommendation of the audit committee of the Board of Directors, has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and approved the Indemnification Agreements, and recommends that you vote “FOR” each of the Merger Proposal and the Indemnification Agreement Proposal. See the sections of this Proxy Statement entitled “The Merger–Background of the Merger” and “The Merger–Our Reasons for the Merger” beginning on pages 14 and 16, and the section of this Proxy Statement entitled “The Indemnification Agreements–Background and Rationale for Entering into the Indemnification Agreements” beginning on page 49.

Q:	If the Merger is completed, when can I expect to receive the merger consideration for my shares? Should I send my stock certificates now?

A:	Promptly after the Merger is completed, a paying agent engaged by the Purchaser will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing ECtel Shares for the Merger consideration. You should not send your certificates representing ECtel Shares to ECtel or anyone else until you receive those instructions. The paying agent will send payment of the cash Merger consideration to you as promptly as practicable following its receipt of your certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger consideration.

Q:	Will the Merger consideration payable to me be subject to Israeli capital gains tax?

A:	ECtel shareholders who acquired their ECtel Shares prior to ECtel’s initial public offering in October 1999 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described herein, may be subject to Israeli capital gains tax on the disposition of their ECtel Shares in the Merger. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger to them. See the sections of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 23.

Q:	Will the Merger consideration payable to me be subject to Israeli tax withholding?

A:	In some instances where ECtel shareholders may be liable for Israeli tax on the disposition of their ECtel Shares, the payment of the Merger consideration will be subject to the withholding of Israeli tax at source. ECtel has obtained a ruling from the Israeli Tax Authority (the “ITA”) that provides that the Purchaser is exempt from any obligation to withhold Israeli tax at source with respect to Merger consideration payable to (A) holders of ECtel Shares that are non-Israeli residents (as defined in the Israeli Income Tax Ordinance [New Version], 1961) who acquired such shares on or after ECtel’s initial public offering in October 1999, and who hold less than 5% of the issued and outstanding ECtel Shares, and (ii) holders of ECtel Shares who hold such shares via eligible Israeli brokers or Israeli financial institutions (as such Israeli brokers or Israeli financial institutions are required under Israeli law to withhold Israeli tax, if any). In addition, any ECtel shareholder who presents a valid certificate of exemption or tax determination from the ITA applying withholding tax at a lesser rate or otherwise granting a specific exemption from Israeli withholding tax shall be entitled to withholding (if any) in accordance with such exemption or determination. Certain ECtel shareholders who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described herein, may be subject to Israeli capital gains tax on the disposition of their ECtel Shares in the Merger. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger to them. See the sections of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 23.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as quickly as possible. Several conditions must be satisfied or waived before the Merger is completed. See the section of this document titled “The Merger Agreement–Conditions to the Merger” beginning on page 39, for a summary description of these conditions. We expect to complete the Merger in early January 2010. Because the Merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond ECtel’s and the Purchaser’s control, the exact timing cannot be predicted.

Q:	What effects will the proposed Merger have on ECtel?

A:	As a result of the proposed Merger, ECtel will cease to be a publicly traded company and will become a private wholly owned indirect subsidiary of the Purchaser. You will no longer have any interest in our future earnings or growth. Following the consummation of the Merger, the registration of our ordinary shares and our reporting obligations with respect to our ordinary shares under the U.S. Securities Exchange Act of 1934, as amended, will be terminated upon application to the U.S. Securities and Exchange Commission. In addition, upon completion of the proposed Merger, our ordinary shares will no longer be listed on any stock exchange, including Nasdaq.

Q:	What happens if the Merger is not consummated?

A:	If the Merger Agreement is not approved by the shareholders of ECtel or if the Merger is not completed for any other reason, shareholders will not receive any payment for their ECtel Shares in connection with the Merger. Instead, ECtel will remain an independent public company and the ECtel Shares will continue to be listed on Nasdaq. Under specified circumstances, upon termination of the Merger Agreement, ECtel may be required to pay the Purchaser a termination fee and reimburse the Purchaser for its out-of-pocket expenses as described under the caption “The Merger Agreement–Termination Fees and Expenses” beginning on page 45.

Q:	What do I need to do now?

A:	This Proxy Statement contains important information regarding the Merger as well as information about ECtel. It also contains important information regarding the factors considered by your Board of Directors and its audit committee in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete the enclosed proxy card and return it in the enclosed envelope. You may also want to review the documents referenced under “Where You Can Find More Information” on page 54.

Q:	How do I vote?

A:	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares will be represented at the Meeting. The Meeting will take place on Friday, December 11, 2009 at 10:00 am (Israel time), at the offices of ECtel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, signed proxy card relating to the same shares, to ECtel’s Corporate Secretary so it is received prior to the Meeting. ECtel Shares represented by properly executed proxies received by us at least seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. Alternatively, you may attend the Meeting and vote in person, and in such event any proxy previously given by you shall be deemed revoked.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the procedures provided by your broker regarding the voting of your shares and be sure to provide your broker with instructions on how to vote your shares. If your shares are held in “street name,” you must contact your broker to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding ECtel Shares at the close of business (4:00 p.m. E.S.T.) on November 2, 2009, the record date, are entitled to notice of, and to vote at, the Meeting. As of the record date, 16,281,898 ECtel Shares were outstanding (excluding 2,304,794 treasury shares).

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your ECtel Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the cash consideration to be received by our shareholders in the Merger. In order to receive such cash consideration, you must hold your shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of ECtel Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement, the Merger or the Indemnification Agreements, or would like additional copies of this document or the enclosed proxy card, you should contact Gal Sperber-Kovashi, Corporate Secretary, at the executive offices of ECtel located at 10 Amal St., Park Afek, Rosh Ha’ayin 48092, Israel; telephone number: +972-3-900 2120; fax number: +972 3 900 2122.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the headings “Questions and Answers about the Merger,” “Summary,” “The Merger,” “Opinion of Oppenheimer” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

–	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

–	the outcome of any legal proceedings that may be instituted against ECtel and others relating to the Merger Agreement;

–	the inability to complete the Merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummation of the Merger;

–	the failure of the Merger to close for any other reason;

–	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger;

–	the effect of the announcement of the Merger on our customer relationships, operating results and business generally;

–	risks related to the ability to recognize the benefits of the Merger;

–	the amount of the costs, fees, expenses and charges related to the Merger;

–	the distraction of management of ECtel resulting from the proposed transaction and the negotiation of the terms thereof and agreements and other documents relating thereto; and

–	other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See “Where You Can Find More Information” beginning on page 54.

        Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, shareholders and prospective investors should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

        This Proxy Statement highlights selected information related to the Meeting, the Merger Proposal, the Indemnification Agreement Proposal and related matters and may not contain all of the information that is important to you. To better understand the proposals upon which you are being asked to vote, you should read the appendices attached to this Proxy Statement and the additional documents to which we refer you. See “Where You Can Find More Information” on page 54. Throughout this Proxy Statement, all references to “ECtel,” “we,” “us,” “our” or words of like import are to ECtel Ltd. and its subsidiaries, and all references to “$” or to “US$” are to United States dollars.

THE PARTIES TO THE MERGER

ECTEL

ECtel Ltd.

        ECtel was formed on April 4, 1990 as a company with limited liability under the laws of the State of Israel. ECtel became a publicly traded company on October 26, 1999.

        ECtel develops and markets Integrated Revenue Management™, or IRM™, solutions. IRM enables communications service providers to deploy, execute, and oversee multiple revenue management programs, such as our fraud prevention and revenue assurance products, on the same platform. As a result, communications service providers moving towards integrating all existing and future revenue management programs can, initially, implement any part of the IRM, while gradually migrating to a comprehensive IRM solution. Our solutions equip telecommunications service providers with comprehensive data gathering, monitoring, control and analysis capabilities to improve their operational efficiency and profitability by:

–	detecting and preventing fraud;

–	monitoring and controlling revenue related processes;

–	detecting revenue leakage, (i.e., failure of a telecommunications service provider to correctly and fully bill and collect revenues for services provided by it), as part of a revenue assurance process, including leakage of billing events; and

–	monitoring customers' credit and risk (i.e., assigning risk level to each customer, based on predefined parameters, at each stage of its life cycle).

        We market our IRM framework to service providers worldwide, through a direct sales force, as well as indirect sales channels. As of September 30, 2009, we had a total workforce of 148 people (including subcontractors).

        For more information about ECtel, please visit our website at www.ECtel.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also “Where You Can Find More Information” beginning on page 54. The ECtel Shares are publicly traded on the Nasdaq Global Market under the symbol “ECTX.”

Purchaser

cVidya Networks, Inc.

        cVidya Networks, Inc., which we refer to as the Purchaser, is a privately-held Delaware corporation that provides revenue assurance and dealer management solutions for providers of telecommunications services. The Purchaser’s comprehensive revenue assurance product based solutions assist fixed, mobile and triple-play communication service providers to continuously improve their bottom line results. The Purchaser’s MoneyMap® solution suite provides a unified platform for implementing revenue assurance, data integrity, risk management and dealer management solutions. These solutions are provided within legacy and new service environments, over all types of networks, operations support and business support Systems.

Merger Sub

cVidya Acquisition Ltd.

        cVidya Acquisition Ltd., which we refer to as Merger Sub, is an Israeli company and a wholly owned indirect subsidiary of the Purchaser. Merger Sub was organized for the purpose of completing the Merger. Based on information provided by the Purchaser, Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. It does not have any material assets or liabilities. Upon the consummation of the proposed Merger, Merger Sub will cease to exist and ECtel will continue as the Surviving Company.

THE MERGER

        The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

        In early 2009, our Board of Directors determined that in light of competitive pressures in the markets addressed by the Company and in connection with its consideration of various strategic alternatives, the Company should also consider the possibility of a sale of the Company. Over the course of the subsequent six months, representatives of the company communicated, at various level of intensity, with a number of potential acquirors. A number of these potential acquirors contacted the Company at their own initiative, whereas, in addition, the Company initiated discussions with a number of other potential acquirors that the Company believed may have an interest in an acquisition of the Company. During that period of time, a number of potential acquirors indicated that they would not make a proposal for various reasons, whereas others conducted due diligence, at various levels and on that basis decided either not to submit a proposal or submitted a proposal which the Company decided not to pursue.

        Initial conversations between the Company and the Purchaser took place in April 2009, at which the Purchaser indicated that it may be interested in acquiring the assets of the Company. In May 2009 an initial high-level due diligence took place and subsequently a confidentiality agreement was entered into between the Company and Purchaser. In connection with such discussions, the Purchaser stated that it would not pursue an acquisition of the Company’s shares, while the Company expressed its preference for a share transaction rather than an asset sale transaction. At that time, our audit committee and Board held meetings in which the potential transaction was presented and discussed.

        In light of discussions with other potential acquirors, no progress was made in the discussions between the Company and the Purchaser until July 2009. In July 2009, the parties resumed their discussions and Purchaser made a proposal to acquire the assets of the Company, however, no agreement was reached with respect to the proposed price, structure and certain material terms of the proposed transaction. During August 2009, conversations took place between the parties with respect to the potential transaction and eventually in early September 2009 an understanding between the parties was reached for a transaction structured as a sale of the Company shares to Purchaser in consideration for an amount of US$21 million less all of the Company’s transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, provided that the transaction agreement would include a fiduciary out provision that allows the Company to terminate the agreement and pursue a superior proposal subject to the payment of a termination fee. On September 3, 2009, the audit committee and the Board of Directors of the Company convened to discuss the proposed transaction and approved and authorized the foregoing terms and the execution of a letter of intent with Purchaser, in which the agreed terms and conditions were stated, and it was further agreed that Purchaser would conduct a 30 day due diligence review and the parties will engage in negotiations of definitive transaction documents. On September 4, 2009 the parties executed the letter of intent, and thereafter Purchaser conducted a due diligence review of the Company.

        On October 1, 2009, meetings of the audit committee and the Board of Directors of the Company were held to receive an update on the status of the proposed transaction and a summary of the issues that were still unresolved. Thereafter, the legal advisors of the Company continued negotiations with Purchaser’s legal advisors to complete the definitive transaction agreements.

        On October 20, 2009, meetings of the audit committee and the Board of Directors of the Company were held in order to consider and approve the final transaction agreements and the proposed Merger. In the meetings, certain members of management of the Company made a presentation with respect to the proposed Merger and representatives of Meitar Liquornik Geva & Leshem Brandwein, outside counsel to the Company, presented the terms and conditions of the transaction agreements and explained the scope of the duties applicable to the consideration of the proposed transaction by the audit committee and the Board of Directors.

        On October 22, 2009 additional meetings of the audit committee and the Board of Directors of the Company were held in which the audit committee and the Board received a detailed update on the resolution of the final open issues. At this meeting, Oppenheimer reviewed with the Board of Directors its financial analysis of the merger consideration and rendered to the Board an oral opinion, confirmed by delivery of a written opinion, dated October 22, 2009, to the effect that, as of that date and based on and subject to the matters described in the opinion, the amount per share of US$1.2575 was fair, from a financial point of view, to the holders of ECtel Shares (such amount per share was subsequently recalculated to approximately US$1.26). Also at this meeting, the Board of Directors unanimously determined that the Merger is in the best interests of ECtel and its shareholders, and, following the unanimous recommendation of the audit committee, the Board of Directors approved the following resolutions:

–	approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

–	determining that the Merger is fair to, and in the best interests of, ECtel and its shareholders;

–	determining that no reasonable concern exists that as a result of the Merger ECtel will be unable to fulfill its obligations to its creditors after consummation of the Merger;

–	confirming the treatment of options and stock appreciation rights (SARs) in the Merger;

–	authorizing the filing of a merger proposal with the Israeli Companies’ Registrar;

–	directing management to call a meeting of ECtel’s shareholders, to seek to obtain the requisite approvals and consents and to take such other actions as may be necessary to complete the Merger; and

–	recommending that the shareholders of ECtel approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

        On October 22, 2009, ECtel issued a press release announcing the execution of the Merger Agreement and related documents and of the Voting Undertakings by certain major shareholders of ECtel.

Our Reasons for the Merger; Recommendation of the Audit Committee and our Board of Directors

        The audit committee and the Board of Directors, acting with the advice and assistance of ECtel’s legal advisor and Oppenheimer, evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement.

        In the course of reaching their determination, the audit committee and the Board of Directors considered the following factors and potential benefits of the Merger, each of which the members of the audit committee and the Board of Directors believe supported their respective decisions:

–	the audit committee’s and Board of Directors’ familiarity with, and information provided by ECtel’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of ECtel, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which ECtel operates and ECtel’s position in such markets;

–	ECtel’s extended consideration of strategic alternatives for ECtel, including discussions with a number of potential strategic and financial buyers, and the fact that to date no other prospective purchaser has made a firm offer that involves consideration greater than that to be paid by the Purchaser in the Merger;

–	the current and historical market prices and trading volume for ECtel’s shares and the fact that the consideration payable in the Merger represents a significant premium to such market prices over the last twelve (12) months;

–	the possible alternatives to the Merger, including the prospects of continuing to operate ECtel as an independent public entity, and the risks and uncertainties associated with such alternatives, including the risks associated with ECtel’s ability to meet its projections for future results of operations, compared to the certainty of ECtel’s shareholders realizing a fair value for their investment in cash in the Merger;

–	the fact that the Merger is with an entity (i.e., Merger Sub) that has conducted no activities prior to the Merger and has no material assets or liabilities other than its rights and obligation under the Merger Agreement, so no reasonable concern exists that, as a result of the Merger, ECtel will not be able to fulfill its obligations to its creditors following the Merger;

–	the financial and other terms and conditions of the Merger Agreement as reviewed by our audit committee and Board of Directors and the fact that they were the product of arm’s-length negotiations between the parties;

–	certain terms of the Merger Agreement and related agreements, including:

š	the limited number and nature of the conditions to the Purchaser’s obligation to consummate the Merger;

š	the fact that the terms of the Merger Agreement allow ECtel to respond to unsolicited, alternative proposals under certain circumstances;

š	ECtel’s right to terminate the Merger Agreement in order to accept a superior proposal, subject to paying a fixed termination fee; and

š	the obligation of the Purchaser to fund the merger consideration from its cash on hand at the closing via its existing liquidity facilities (which, based on representations provided by the Purchaser in the Merger Agreement, are not subject to restrictions on drawdown that would delay payment of the aggregate merger consideration);

–	the fact that the merger consideration is all in cash, allowing ECtel’s shareholders to immediately realize a fair value for their investment, while also providing such shareholders certainty of value for their shares;

–	the fact that, for one year from the effective time of the Merger, ECtel will maintain for the benefit of its continuing employees the compensation and benefits (other than equity based compensation plans, and any bonuses or payments associated with the Merger) that are, in the aggregate, no less favorable than the compensation and benefits currently being provided (subject to the Purchaser’s right to implement across-the-board adjustment(s) in the compensation package of the employees of the Purchaser, ECtel or any of the Purchaser’s other subsidiaries);

–	the opinion, and financial presentation, dated October 22, 2009, of Oppenheimer to the Board as to the fairness to the holders of ECtel Shares, from a financial point of view and as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, of the amount per share of US$1.2575 in cash (such amount per share was subsequently recalculated to approximately US$1.26), as more fully described below under the caption “Opinion of Oppenheimer”; and

–	the fact that the Merger Agreement is required to be submitted to ECtel’s shareholders for approval, which allows for an informed vote by ECtel’s shareholders on the merits of the transaction.

        The audit committee and the Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

–	the risks and costs to ECtel if the Merger does not close, including the diversion of management attention, potential employee attrition (including from ECtel to the Purchaser) and the potential effect on ECtel’s business and its relationships with customers and suppliers;

–	the fact that ECtel’s shareholders will not participate in any potential future earnings or growth of ECtel and will not benefit from any potential appreciation in value of ECtel, including any appreciation in value that could be realized as a result of improvements to ECtel’s operations;

–	the requirement that ECtel pay the Purchaser a termination fee of five percent (5%) of the aggregate merger consideration, plus all actual documented out-of-pocket expenses incurred by the Purchaser in connection with the negotiation, authorization, preparation and execution of the Merger Agreement, not exceeding US$150,000, if our Board of Directors accepts a superior proposal and in certain other circumstances, which could also have the effect of discouraging other persons potentially interested in acquiring ECtel from pursuing such an acquisition;

–	the restrictions on the conduct of ECtel’s business prior to the completion of the Merger, requiring ECtel to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent ECtel from undertaking business opportunities that may arise pending completion of the Merger; and

–	the impact of the Merger on ECtel’s employees.

        We do not intend for the foregoing discussion of the information and factors considered by the audit committee and the Board to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by the audit committee and the Board in their respective consideration of the Merger. After considering these factors, the audit committee and the Board concluded that the positive factors relating to the Merger Agreement and the Merger outweighed the potential negative factors. The audit committee and the Board unanimously approved and recommended the Merger Agreement and the Merger based upon the information presented to and considered by them.

        Our Board of Directors recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Opinion of Oppenheimer

        Oppenheimer delivered its written opinion to ECtel’s Board of Directors that, as of October 22, 2009, and based on and subject to the matters described in its opinion, the amount per share of US$1.2575 in cash was fair from a financial point of view to the holders of ECtel Shares (such amount per share was subsequently recalculated to approximately US$1.26).

        The full text of the written opinion of Oppenheimer, dated October 22, 2009, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement as Appendix B. Oppenheimer provided its opinion to the Board of Directors in connection with its evaluation of the merger consideration from a financial point of view. The opinion of Oppenheimer does not address any other aspect of the Merger and does not constitute a recommendation to any holder of ECtel Shares as to how such holder should vote or act with respect to any matters relating to the Merger. The summary of the opinion of Oppenheimer described below is qualified in its entirety by reference to the full text of its opinion. Holders of ECtel Shares are encouraged to read the opinion carefully in its entirety.

        In arriving at its opinion, Oppenheimer:

—	reviewed the merger agreement;

—	reviewed audited financial statements of ECtel for fiscal years ended December 31, 2006, December 31, 2007, and December 31, 2008; unaudited financial statements of ECtel for the three months ended March 31, 2009 and the six months ended June 30, 2009; presentations to the Board of Directors regarding the 2009 budget and the results of the quarters ended March 31, 2009 and June 30, 2009; and a preliminary balance sheet for the quarter ended September 30, 2009;

—	reviewed financial forecasts and estimates relating to ECtel prepared by the management of ECtel;

—	held discussions with the senior management of ECtel with respect to the historical and current business, operations, financial condition, and future prospects of ECtel;

—	reviewed historical market prices and trading volume for ECtel Shares;

—	reviewed and analyzed certain publicly available financial data and stock market performance data for companies that Oppenheimer deemed relevant in evaluating ECtel;

—	reviewed and analyzed certain publicly available information for transactions that Oppenheimer deemed relevant in evaluating the merger;

—	reviewed and analyzed certain publicly available information for select transactions;

—	analyzed and estimated the present value of the future cash flows of ECtel based on financial forecasts and estimates prepared by the management of ECtel;

—	reviewed and analyzed the premiums paid, based on publicly available information, in merger and acquisition transactions that we deemed relevant in evaluating the Merger;

—	reviewed other public information concerning ECtel; and

—	performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

        In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information (including, without limitation, the representations and warranties of ECtel stated in the Merger Agreement) that is publicly available or was provided to or discussed with Oppenheimer by ECtel or its employees, representatives and affiliates or otherwise reviewed by Oppenheimer. With respect to the forecasts of future financial condition and operating results of ECtel provided to Oppenheimer, Oppenheimer assumed, at the direction of ECtel’s management, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best currently available information, estimates, assumptions and good faith judgments of ECtel’s management. Oppenheimer assumed, with ECtel’s consent, that the per share Merger consideration of US$1.2575 in cash reflects that actual amount that will be paid per ECtel Share and the Merger would be consummated in accordance with the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals and consents with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ECtel or the Merger.

        Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities (including, without limitation, any contingent, derivative or off-balance sheet assets and liabilities) of ECtel or its affiliated entities, nor was Oppenheimer furnished with any such evaluations or appraisals. Oppenheimer did not express any opinion as to ECtel’s underlying valuation, future performance, long-term viability of ECtel or the price at which ECtel stock will trade at any time. Oppenheimer expressed no view as to, and its opinion did not address, any terms or other aspects of the Merger (other than the Merger consideration to the extent expressly specified in its opinion) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. In addition, Oppenheimer expressed no view as to, and its opinion did not address, ECtel’s underlying business decision to proceed with or effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for ECtel, the effect of any other transaction in which ECtel might engage, the tax or legal consequences of the merger to any of ECtel, its shareholders or any other party, any requirements or provisions of applicable law, including, without limitation, the laws of Israel, or the solvency of ECtel or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency or similar matters. Oppenheimer’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of the opinion. It should be understood that, although subsequent developments may affect its opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.

        This summary is not a complete description of Oppenheimer’s opinion or the financial analyses performed and factors considered by Oppenheimer in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Oppenheimer arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Oppenheimer believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer’s analyses and opinion.

        In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond ECtel’s control. No company, business or transaction used in the analyses is identical or directly comparable to ECtel or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in Oppenheimer’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Oppenheimer’s analyses are inherently subject to substantial uncertainty.

        The type and amount of consideration payable in the Merger were determined through negotiation between ECtel and cVidya, and the decision to enter into the Merger was solely that of the ECtel Board of Directors. Oppenheimer’s opinion and financial presentation were only one of many factors considered by the ECtel Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of the ECtel Board of Directors or ECtel’s management with respect to the Merger or the Merger consideration.

Miscellaneous

        ECtel has agreed to pay Oppenheimer for its services in connection with performing its analyses and rendering its fairness opinion a fee of $275,000, which was payable upon delivery of its opinion. In addition, ECtel has agreed to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement and reimburse Oppenheimer for its reasonable expenses, including attorneys’ fees, in the aggregate amount of US$20,000. In the ordinary course of business, Oppenheimer and its affiliates may actively trade the securities of ECtel for its and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        The ECtel Board of Directors selected Oppenheimer as to render the fairness opinion based on Oppenheimer’s reputation and experience. Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

No Appraisal Rights; Objections by Creditors

        Under Israeli law, holders of ECtel Shares are not entitled to appraisal rights in connection with the Merger. Objections to the Merger may be filed by creditors of ECtel with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, ECtel will not be able to satisfy its obligations to its creditors.

Funding of the Merger

        The merger consideration of US$21 million, less transaction related expenses in excess of US$350,000 plus VAT, currently estimated to be in an approximate amount of US$430,000, will be funded by the Purchaser from its cash on hand at the closing via its existing liquidity facilities (which, based on representations provided by the Purchaser in the Merger Agreement, are not subject to restrictions on drawdown that would delay payment of the aggregate merger consideration in accordance with the Merger Agreement). Immediately following the issuance by the Israeli Companies’ Registrar of a merger certificate with respect to the Merger (the “Merger Certificate”), the Purchaser will deposit the merger consideration with a paying agent for the benefit of holders of ECtel Shares issued and outstanding prior to the effective time, and ECtel vested options and vested SARs, to the extent any amounts are payable to them pursuant to the consummation of the Merger.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

        This discussion is limited to ECtel shareholders who hold their ECtel Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (“IRS”), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of ECtel, persons who own ECtel Shares through a partnership or other pass-through entity, persons that hold the ECtel Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, or U.S. Holders (as defined below), that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

        As used herein, the term “U.S. Holder” means a beneficial owner of ECtel Shares that is, for U.S. federal income tax purposes:

—	an individual who is a citizen or resident of the United States;

—	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

        If a partnership is a beneficial owner of ECtel Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of ECtel Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

        ECTEL SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

         ECTEL SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE “THE MERGER – MATERIAL TAX CONSEQUENCES–ISRAELI INCOME TAX CONSEQUENCES” BEGINNING ON PAGE 28 OF THIS PROXY STATEMENT.

        Taxation of the Sale of ECtel Shares, if we are not a Passive Foreign Investment Company

        U.S. Holders

        The receipt by a U.S. Holder of cash in exchange for ECtel Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. If we are not classified as a passive foreign investment company (“PFIC”) (see discussion below regarding our PFIC status under ““The Merger–Certain Material Tax Consequences of the Merger–Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the ECtel Shares that it exchanges thereof. Gain or loss will be calculated separately for each block of ECtel Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its ECtel Shares generally will equal the purchase price that it paid for such shares.

        Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the ECtel Shares surrendered were held for more than one year as of the effective date of the Merger and should be short-term capital gain or loss if the ECtel Shares surrendered were held for one year or less as of the effective date of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

        Generally, gain from the sale of shares will be U.S.-sourced passive category income. Any Israeli income tax paid by the U.S. Holder may not be creditable against such gain. U.S. Holders should consult their tax advisors regarding the sourcing rules and foreign tax credit.

        Non-U.S. Holders

        A non-U.S. Holder will not be subject to United States federal income tax on gain recognized on the disposition of ECtel Shares pursuant to the Merger unless (i) the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States (if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. Holder to United States taxation on a net income basis), or (ii) the non-U.S. Holder is an individual and present in the United States for at least 183 days in the taxable year of the disposition and certain other conditions are met. In such cases, a non-U.S. Holder will be taxed in the same manner as a U.S. Holder. A corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on “effectively connected” gains recognized, if the gain is viewed as effectively connected income of such person.

        Taxation of the Sale of ECtel Shares, if we are a Passive Foreign Investment Company

        The foregoing summary assumes that ECtel is not and has never been a PFIC for U.S. federal income tax purposes. There is a substantial risk, however, that we are a PFIC for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of ECtel Shares in the Merger.

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year if (after taking into account certain look-through rules with respect to the income and assets of our corporate subsidiaries) either (i) 75% or more of our gross income in a taxable year is passive income, or (ii) at least 50% of the average value of all of our assets for a taxable year (determined on a quarterly basis) produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, though other valuations methods may be available for these purposes.

        In general, if ECtel were characterized as a PFIC for any taxable year through and including 2009, any gain recognized by a U.S. Holder in connection with the Merger would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of ECtel Shares. The amount allocated to the current taxable year would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an additional tax equal to interest on such tax liability for such years. Additionally, if we were a PFIC, U.S. Holders who have acquired ECtel Shares from a decedent (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such ECtel Shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. We will generally be treated as a PFIC with respect to any U.S. Holder if we are a classified as a PFIC for any taxable year during the U.S. Holder’s holding period for ECtel Shares. However, if we cease to satisfy the requirements for PFIC classification in any taxable year, a U.S. Holder may avoid the consequences of our PFIC classification for subsequent taxable years by making a “purging” election to recognize gain based on the U.S. Holder’s unrealized appreciation in ECtel Shares through the close of the last taxable year in which we are a PFIC.

        As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”); provided that we supply certain information to the U.S. Holder. If a U.S. Holder makes a QEF election, the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earning as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. Holder owns ECtel Shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules and elections (e.g., “purging” election) may apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. A U.S. Holder’s basis in ECtel Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in which we are a PFIC during the U.S. Holder’s holding period for its ECtel Shares, any gain or loss realized by such holder on the disposition of its ECtel Shares held as a capital asset ordinarily would be a capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ECtel Shares for more than one year at the time of the disposition. The QEF election must be made on or before the due date of the U.S Holder’s federal tax return for the taxable year for which the election is made. The QEF election is made on a shareholder-by-shareholder basis, applies to all ECtel Shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

        Although a U.S. Holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive election may generally be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation with its tax return for the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the U.S. Holder to which the protective statement applies. Certain “qualified shareholders” may be exempt from satisfying the reasonable belief requirement or filing a protective statement in certain circumstances.

        As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ECtel Shares. Special rules will apply if a U.S. Holder makes the mark-to-market election after the first taxable year in a U.S. Holder’s holding period in which we are a PFIC. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ECtel Shares at the end of the taxable year and such U.S. Holder’s tax basis in its ECtel Shares at that time. Any gain under this computation, and any gain on an actual disposition of the ECtel Shares, in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ECtel Shares, in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ECtel Shares to market will not be allowed, and any remaining loss from an actual disposition of ECtel Shares generally would be capital loss. A U.S. Holder’s tax basis in its ECtel Shares is adjusted annually for any gain or loss recognized under the mark-to-market election. As a result of the Merger, the ECtel Shares will not continue to trade on the NASDAQ Global Market. Accordingly, the ECtel Shares will not be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ECtel Shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ECtel Shares no longer constitute “marketable stock,” as will be the case following the Merger).

        U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER, AND SPECIFICALLY ABOUT THE ADVISABILITY, PROCEDURES AND TIMING OF MAKING ANY OF THE AVAILABLE TAX ELECTIONS, INCLUDING THE QEF OR MARK-TO-MARKET ELECTIONS.

        Backup Withholding

        The payment of cash pursuant to the Merger in exchange for ECtel Shares may be subject to backup withholding, at applicable rates (currently 28%), on amounts received pursuant to the Merger. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number, IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

        Non-U.S. Holders generally are not subject to back up withholding with respect to proceeds from the disposition of, ECtel Shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or establishes another exemption to the back-up withholding requirements.

Israeli Income Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of ECtel Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, HOLDERS OF ECTEL SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

        Taxation of the Sale of ECtel Shares

        In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder (the “Tax Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of capital assets. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation treaty between Israel and the transferor’s country of residence provides otherwise.

        Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of ECtel Shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the twelve (12) month period preceding such disposition, i.e., such shareholder held at any time during such twelve (12) month period, directly or indirectly, including with others, at least 10% of any means of control (including voting power) in ECtel, the tax rate will be 25%. Companies are subject to the corporate tax rate (currently 26%) on capital gains derived from the disposition of ECtel Shares, unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations), prior to August 10, 2005, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (i) dealers in securities; or (ii) shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Notwithstanding the foregoing, according to regulations promulgated under the Tax Ordinance, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli company publicly traded on a recognized stock market outside of Israel (such as ECtel Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to ECtel’s initial public offering and that such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (“U.S.-Israel Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies (“U.S. Treaty Resident”) who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident held, directly or indirectly, shares representing 10% or more of ECtel’s voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

        ECtel shareholders who acquired their shares prior to ECtel’s initial public offering in October 1999 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their ECtel ordinary shares in the Merger. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger to them.

        Israeli Withholding Tax

        In some instances where ECtel shareholders may be liable for Israeli tax on the disposition of their ECtel Shares, the payment of the merger consideration may be subject to the deduction of Israeli tax at the source.

        ECtel has obtained a ruling from the Israeli Tax Authority (the “ITA”) that provides that the Purchaser is exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the merger consideration, to (A) holders of ECtel Shares that are non-Israeli residents (as defined in the Tax Ordinance) who acquired such shares on or after ECtel’s initial public offering on the Nasdaq Global Market (formerly known as the Nasdaq National Market) in October 1999, and who hold less than 5% of the issued and outstanding ECtel Shares, and (B)holders of ECtel Shares who hold such shares via eligible Israeli brokers or Israeli financial institutions (as such Israeli brokers or Israeli financial institutions are required to withhold Israeli tax, if any, as required by Israeli law). In addition, any ECtel shareholder who presents a valid certificate of exemption or tax determination from the ITA applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax shall be entitled to withholding (if any) in accordance with such exemption or determination. The ruling furthermore instructs the Purchaser, with respect to holders of ECtel Shares who do not meet the above mentioned conditions (as further described in the ruling), to withhold tax at source according to the provisions of the Tax Ordinance.

        Shares Issued as Compensation for Employment or Service

        ECtel shareholders who received or acquired their ECtel Shares under one or more of ECtel’s incentive plans, or otherwise as compensation for employment or services provided to ECtel or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ECTEL SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

        ECtel intends to request a ruling from the ITA that clarifies that the cash-out of stock options and SARs granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the minimum trust period required by Section 102 of the Tax Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the duration of the 102 Trust Period with the trustee appointed by ECtel for purposes of Section 102 of the Tax Ordinance (the “102 Trustee”).

Regulatory Matters

        Israeli Governmental Approvals and Notices

        Israeli Companies’ Registrar. Under the Companies Law, ECtel and Merger Sub may not complete the Merger without making certain filings and notifications to the Israeli Companies’ Registrar.

–	Merger Proposal. Each merging company is required to file with the Israeli Companies’ Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling a shareholders meeting to approve the Merger. ECtel will file the required merger proposal with the Israeli Companies’Registrar immediately following the mailing of this Proxy Statement (the filing is currently planned for November 9, 2009). Merger Sub also plans to file its required merger proposal at such time.

–	Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies’ Registrar, and non-secured creditors must be informed of the Merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review. ECtel will notify its creditors of the Merger in accordance with these requirements, to the extent applicable and, because ECtel’s shares are traded on the Nasdaq Global Market, ECtel will also publish an announcement of the Merger in one daily newspaper in the U.S. within three business days following the day on which the merger proposal is submitted to the Israeli Companies Registrar. After sending these notices, ECtel will notify the Israeli Companies’ Registrar of the notices to its creditors. Merger Sub has informed the Company that it anticipates that it will publish a notice to its creditors on or about November 9, 2009 in two daily newspapers in Israel and will notify the Israeli Companies Registrar of the publication of the notice. In addition, pursuant to the Companies Law, as ECtel employs more than 50 employees, it must provide a notice of the Merger to the workers’ union or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal is filed with the Israeli Companies’ Registrar.

–	Shareholder Approval Notice. The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders. Upon the approval by the shareholders of Merger Sub of the Merger, subject to the closing thereof, Merger Sub will notify the Israeli Companies’ Registrar of the decision of its shareholders.

        Assuming that the ECtel shareholders and the Merger Sub shareholders will approve, the Merger Agreement and the Merger, and assuming that all the other conditions set forth in the Merger Agreement have been satisfied, and so long as at least 30 days have passed from the date of the Meeting and at least 50 days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies’ Registrar, the Merger will become effective and the Israeli Companies’ Registrar will be required to issue the Surviving Company a certificate regarding the Merger.

        Investment Center. The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”) established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise”. Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. A major portion of ECtel’s production facilities have been granted the status of approved enterprises. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger. A letter requesting such approval was sent to the Investment Center prior to the mailing of this Proxy Statement, on October 25, 2009.

        Office of the Chief Scientist. The acquisition of control of ECtel in connection with the Merger requires the filing of a notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”). Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated under this law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. ECtel has received OCS grants to fund some of its research and development activities. ECtel sent notification to the OCS concerning the Merger (which such notification included a related undertaking by the Purchaser) prior to the mailing of this Proxy Statement, on October 25, 2009.

Interests of our Directors in the Merger

        In considering the Board of Directors’ recommendation, you should be aware that our directors have interests in the Merger that are different from, or in addition to, your interests as shareholders. The audit committee and the Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger.

        Under the Companies Law, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee and board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the Companies Law provides that if a majority of the directors or a majority of the audit committee has a personal interest in a transaction, then all of the directors or all of the members of the audit committee, as the case may be, may participate and vote on the transaction. In the event that a majority of the directors have a personal interest, then the transaction requires shareholder approval as well. Because of one or more of the interests described below, the Merger was brought before our audit committee for approval. The Merger requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers.

        The interests of our officers and directors in the Merger are described below. In addition to such interests, (i) Mr. Rami Entin and Mr. Sami Totah, both members of our audit committee and Board informed us that they may be deemed to have a personal interest in the Merger by virtue of prior business relationships that they have with one of the shareholders of Purchaser and with an affiliate of such shareholder, respectively, and (ii) certain officers of the Company are expected to receive, in connection with their efforts and contribution to the completion of the Merger, transaction bonuses in an aggregate amount of US$170,000 payable if and when the Merger is consummated.

        Treatment of Options and SARs

        Under the Merger Agreement, each outstanding option to purchase ECtel Shares that is unexercised as of the effective time of the Merger, whether or not vested, shall be cancelled, and each vested option shall be converted into the right to receive a payment equal to the number of ECtel Shares underlying such outstanding option multiplied by the amount (if any) by which approximately US$1.26, subject to adjustments, exceeds the per share option exercise price thereof, without interest and less any applicable withholding taxes. Each ECtel SAR that is outstanding as of the effective time of the Merger shall be cancelled, and each vested SAR shall be converted, upon such cancellation, into the right to receive a cash payment equal to the per share merger consideration multiplied by the number of ECtel Shares issuable upon the exercise thereof (calculated in accordance with the relevant ECtel plan). Most of our directors hold our options and/or SARs. In particular, as of November 2, 2009, our directors held in the aggregate vested options to purchase 9,809 ECtel Shares and 338,336 vested SARs to purchase ECtel Shares.

        As of the effective time of the Merger, all options to purchase ECtel Shares and all SARs shall no longer be outstanding and shall automatically cease to exist, and each holder of options or SARs shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph (to the extent that such options and/or SARs are vested and “in the money” (based on the per share merger consideration)). None of our directors holds options or SARs that will entitle such director to any cash consideration in the Merger.

        Indemnification and Insurance

        The Merger Agreement requires the Purchaser, following the Merger, to cause ECtel to fulfill and honor all of the obligations of ECtel pursuant to existing indemnification agreements with respect to claims arising from facts or events that existed prior to the Merger in favor of the current or former directors and officers of ECtel or any of its subsidiaries. The Purchaser has agreed that for a period of seven years following the Merger, the Purchaser will cause the articles of association and/or certificate of incorporation (as appropriate) of ECtel and each of its subsidiaries to contain provisions with respect to exculpation and limitation of liability, insurance and indemnification that are at least as favorable as the provisions currently contained in such documents.

        In addition, for seven years following the Merger, ECtel will maintain officers’ and directors’ liability insurance covering those persons currently covered by ECtel’s officers’ and directors’ liability insurance policy with coverage at least as favorable as that provided by our current policy (provided that the aggregate annual premiums for such insurance shall not exceed 300% of the current aggregate annual premium). We may, at our request, require the Purchaser to satisfy the foregoing insurance obligations by purchasing a seven-year tail policy to the current policy of directors’ and officers’ liability insurance maintained by ECtel.

        Continued Benefits

        The Merger Agreement provides that for a period of one year following the Merger, ECtel will provide to its and its subsidiaries’ employees compensation and benefits (other than equity based compensation plans) that are, in the aggregate (to any such employee), no less favorable than the compensation and benefits being provided to such employees immediately prior to the Merger under ECtel’s benefit plans (excluding any stay bonuses, change of control or severance payments made in connection with or as a result of the transactions contemplated by the Merger Agreement). ECtel shall furthermore recognize the service of such employees prior to the consummation of the Merger for purposes of eligibility and accrual of vacation and other paid time off and severance benefits with respect to any benefit plan providing benefits to ECtel employees following the Merger. However, these requirements shall not prevent ECtel from terminating the employment of any ECtel employee at any time, or implementing across-the-board adjustment(s) in the compensation package of the employees of the Purchaser, ECtel or any of the Purchaser’s other subsidiaries.

THE MERGER AGREEMENT

        This section of the Proxy Statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger.

The Merger

        The Merger Agreement provides that Merger Sub will merge with and into ECtel (the “Merger”). ECtel will be the surviving company in the Merger (the “Surviving Company”). In the Merger, each ECtel Share issued and outstanding as of the effective time of the Merger (other than ECtel Shares then held by ECtel, its subsidiaries, the Purchaser or Merger Sub, which will be canceled, with no consideration delivered in exchange therefor) will be converted into the right to receive an amount in cash equal to the Price Per Share. The “Price Per Share” shall be equal to an amount of US$21,000,000 less (i) the Company’s transaction-related expenses that exceed an aggregate amount of US$350,000 plus VAT, currently estimated to be in an aggregate amount of approximately US$430,000, subject to adjustment, and (ii) a pay-out amount of approximately US$35,000 with respect to outstanding, vested ECtel options and SARs, divided by the number of issued and outstanding ECtel Shares as of the effective date of the Merger (excluding ECtel Shares then held by ECtel, the Purchaser or Merger Sub). The Price Per Share is currently expected to be approximately US$1.26, but may be adjusted to reflect the final amount of Company transaction-related expenses and changes in the number of outstanding ECtel Shares.

        As the Surviving Company, ECtel will continue to exist following the Merger as a wholly owned subsidiary of the Purchaser. When we refer to the “Surviving Company” in this Proxy Statement, we mean ECtel as it will exist after the Merger is completed. Following the Merger, ECtel will succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Companies Law. Upon consummation of the Merger, the directors and officers of Merger Sub will be the initial directors and officers of the Surviving Company.

        Following the Merger, the ECtel Shares, all of which will then be directly owned by the Purchaser, will be delisted from the Nasdaq Global Market, deregistered under the Securities Exchange Act of 1934 and will no longer be publicly traded.

Payment Procedures

        How to Receive Payment.

        Prior to the effective time of the Merger (the “Effective Time”), the Purchaser will appoint a paying agent based in the United States reasonably acceptable to us as the paying agent for the purpose of exchanging certificates or book-entry shares representing ECtel Shares for the per share merger consideration. At the closing of the Merger, the Purchaser will cause the aggregate merger consideration (which shall include any amounts required to be paid in exchange for the cancellation of options to purchase ECtel Shares and/or ECtel SARs) to be deposited with the paying agent. Promptly after the Effective Time of the Merger, the paying agent will mail a letter of transmittal and other instructional materials to you and the other holders of ECtel Shares. The letter of transmittal and other materials will tell you how to surrender your certificates representing ECtel Shares for the Price Per Share merger consideration payable with respect thereto (subject to tax withholding). Interest will not be paid or accrue in respect of the merger consideration. You will not be entitled to receive the merger consideration until you send your certificates to the paying agent, along with a properly completed and signed letter of transmittal and such other documents as the paying agent or the Purchaser may reasonably require, including a tax declaration form. If your shares are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name,” book-entry shares in exchange for the merger consideration.

        Transfer of Shares. If your ECtel Shares are held in a name other than the name registered in our transfer records, you will have to provide the paying agent with evidence that such shares have been transferred and that any applicable transfer taxes have been paid.

        Our transfer records will be deemed closed at the Effective Time, and we will not register transfers of ECtel Shares on our books after such time. If any certificates formerly representing ECtel Shares are presented for transfer after that time, they will be canceled and exchanged for the merger consideration as described above.

        If the paying agent is to pay some or all of your merger consideration to a person other than you, as the registered owner of a stock certificate, you must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the paying agent’s reasonable satisfaction that the taxes have been paid or are not required to be paid.

        Lost, Stolen or Destroyed Certificates. If you have lost your certificate, or if your certificate has been stolen or destroyed, you will have to sign an affidavit stating that your certificate was lost, stolen or destroyed.

        Tax Withholding. Each of Purchaser (or any of its affiliates), the 102 Trustee, brokers, Israeli financial institutions, the paying agent and certain other institutions is entitled to deduct and withhold from the merger consideration otherwise payable under the Merger Agreement any amounts that it is required to deduct and withhold with respect to the making of such payment under applicable tax laws. All amounts so withheld will be treated for all purposes of the Merger Agreement as having been paid to the applicable former holder of ECtel Shares, options to purchase ECtel Shares or ECtel SARs (as applicable). Please see information as to a withholding tax ruling received by ECtel in the sections of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 23.

        Unclaimed Merger Consideration. Subject to any contrary provision of governing law, twelve (12) months after the Effective Time, the paying agent will deliver to the Purchaser any amount of the merger consideration (and any interest or other income earned thereon) deposited with the paying agent that has not been paid to the former shareholders of ECtel. After that time, the former shareholders of ECtel will be entitled to look only to the Purchaser for payment of the merger consideration in respect of their ECtel Shares. Any amount of the merger consideration remaining unclaimed by the former shareholders of ECtel two (2) years after the Effective Time (or such earlier date immediately prior to the time when the amounts would otherwise escheat to or become the property of any governmental entity) shall become, to the extent permitted by applicable law, the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, the Purchaser will not be liable to any former ECtel shareholder for any amount of the merger consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

        The Merger Agreement contains representations and warranties made by us to Purchaser and Merger Sub and representations and warranties made by the Purchaser and Merger Sub to us. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

        In the Merger Agreement, ECtel, the Purchaser and Merger Sub each made representations and warranties relating to, among other things:

–	corporate organization and existence;

–	capitalization (only as to ECtel and Merger Sub);

–	corporate power and authority to enter into and perform its obligations under, and enforceability of, the Merger Agreement;

–	the absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

–	required regulatory filings and consents and approvals of governmental entities;

–	brokers and finder's fees; and

–	absence of litigation seeking to restrain, or having the effect of restraining, the Merger.

        In the Merger Agreement, the Purchaser and Merger Sub also each made representations and warranties relating to:

–	the approval of the Merger by the board of directors and sole shareholders of each of Merger Sub and the Purchaser;

–	their lack of ownership of ECtel Shares;

–	the absence of material assets, liabilities or past operations on the part of Merger Sub; and

–	the availability of the funds necessary to perform Purchaser's obligations under the Merger Agreement; and

        ECtel also made representations and warranties relating to:

–	documents filed with the SEC;

–	financial statements;

–	undisclosed liabilities;

–	absence of certain changes or events since December 31, 2008;

–	information supplied for inclusion in this Proxy Statement;

–	employee matters and benefit plans;

–	material contracts;

–	litigation;

–	compliance with applicable laws;

–	tax matters;

–	title to properties;

–	environmental matters;

–	insurance;

–	intellectual property matters;

–	interests of insiders;

–	the receipt by the Board of Directors of a fairness opinion from Oppenheimer;

–	the approval of the Merger by ECtel's Board of Directors;

–	inapplicability of certain statutes;

–	the receipt of grants, incentives and subsidies;

–	encryption and other restricted technology;

–	significant customers and suppliers; and

–	certain effects of the Merger relating to payments to ECtel employees.

        Many of ECtel’s representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” is defined to mean any change, event or occurrence which, individually or in the aggregate, does have or would reasonably be expected to have a material adverse effect on the business, assets, results of operations, or financial condition of ECtel and its subsidiaries taken as a whole, other than changes, events, occurrences or effects relating to or arising from the following:

–	changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which ECtel or its subsidiaries conduct a material portion of their business, except to the extent such changes affect ECtel and its subsidiaries in a disproportionate manner as compared to other companies or businesses operating in any such country or region;

–	any events, circumstances, changes or effects that affect the industries in which ECtel or its subsidiaries operate, except to the extent such events, circumstances, changes or effects affect ECtel and its subsidiaries in a disproportionate manner as compared to other participants in such industries;

–	any changes in laws applicable to ECtel or any of its subsidiaries or any of their respective properties or assets or changes in U.S. generally accepted accounting principles, in each case, occurring after the date of the Merger Agreement;

–	acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of ECtel or any of its subsidiaries or otherwise disrupt in any material manner the business or operations of ECtel or any of its subsidiaries);

–	the announcement or performance of the Merger Agreement and the transactions contemplated thereby (including without limitation the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, employees or venture partners) or any action taken by ECtel at the written request of or with the written consent of Purchaser;

–	any decline in the market price or decrease or increase in the trading volume of ECtel Shares;

–	any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period; and

–	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or the approval thereof.

Conduct of Business Prior to Closing

        We have agreed in the Merger Agreement that, until the consummation of the Merger (or the earlier termination of the Merger Agreement in accordance with its terms), except as contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser (which consent will be deemed to have been provided if the Purchaser does not respond to our written request with respect thereto within 5 days of the receipt thereof), we will:

–	carry on, and cause our subsidiaries to carry on, our business in all material respects in the ordinary course consistent with past practice; and

–	use and cause each of our subsidiaries to use commercially reasonable efforts to (i) preserve intact its currant business organization, (ii) keep available the services of its current officers and key employees who are integral to the operation of its business as presently conducted and (iii) preserve the relationships with those persons with which we or our subsidiaries have business relationships.

        We have also agreed that, until the consummation of the Merger, except as expressly contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser and Merger Sub (which consent will be deemed to have been provided if the Purchaser does not respond to our written request with respect thereto within 5 days of the receipt thereof), we and our subsidiaries will not effect various material changes (as highlighted below), including changes relating to or involving:

–	amendment of organizational or governing documents;

–	capital stock, including declaration of dividends or distributions, plans of liquidation, repurchases, redemptions or acquisitions of securities;

š	issuances of, or transactions in, our capital stock

–	material asset or securities acquisitions or dispositions;

–	non-ordinary course loans, pledges or guarantees vis-a-vis third parties;

–	tax returns, tax accounting periods, material tax elections, material tax liabilities, tax rulings and tax sharing agreements;

–	capital expenditures;

š	payment, discharge, settlement or satisfaction of claims, liabilities or obligations

–	entry into, or modification of, material contracts;

–	compensation or benefits of directors, officers and employees;

–	accounting methods, principles or practices;

–	related party transactions; and

–	transfers or licenses of material intellectual property rights of ECtel.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

        Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to cooperate with the other party and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including:

–	defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated or reversed; and

–	the execution by Purchaser and/or its affiliates of an undertaking in customary form in favor of the OCS to comply with applicable law.

        The Merger Agreement provides that with respect to the matters stated above and certain other matters set forth therein, neither we nor any of our affiliates will be required to pay or commit to pay any material amounts or incur any material liability unless directed to do so by the Purchaser, in which case such amounts or liabilities shall be the responsibility of the Purchaser in the event that the Merger Agreement is terminated under certain circumstances.

Covenants Regarding Access to Information and Cooperation

        Cooperation of ECtel

        We have agreed to, and have agreed to cause our subsidiaries to, at the Purchaser’s sole expense, reasonably cooperate in connection with providing reasonable access during normal business hours during the period prior to the Effective Time to all of our properties, books, contracts, commitments, personnel (including management team) and records so that the Purchaser and Merger Sub may obtain all information concerning the business as it may reasonably request, provided that such requested cooperation does not (i) unreasonably interfere with the ongoing operations of ECtel and its subsidiaries or (ii) constitute a waiver of, or result in an impairment of, the attorney-client or other privilege held by ECtel, and, provided further, that the Purchaser, Merger Sub and ECtel shall not, and shall each use their respective best efforts to cause their representatives not to, use such information for any purpose unrelated to consummation of the Merger and the related transactions.

        Obligations of the Purchaser and Merger Sub Related to Funding

        The Purchaser and Merger Sub have agreed that ECtel and its affiliates and their respective directors, officers, employees, agents and representatives shall not have any responsibility for, or incur any liability to, any person under any financing that the Purchaser may raise in connection with the Merger or any cooperation provided by ECtel (as described immediately above). The Purchaser and Merger Sub have agreed to indemnify and hold harmless ECtel and its affiliates and their respective directors, officers and employees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action carried out by them in connection with any such financing.

Conditions to the Merger

        Various conditions must be satisfied or waived before ECtel, the Purchaser and Merger Sub complete the Merger. Some of these conditions apply to both ECtel and the Purchaser, which means that, if the conditions are not satisfied or waived, neither we nor the Purchaser will have an obligation to complete the Merger. Other conditions apply only to the Purchaser, which means that, if such conditions are not satisfied or waived, we will have an obligation to complete the Merger but the Purchaser will not, and other conditions apply only to ECtel, which means that, if such conditions are not satisfied or waived, the Purchaser will have an obligation to complete the Merger but we will not.

        Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

–	the approval of the Merger by ECtel's shareholders;

–	obtaining the approval of the Investment Center;

–	at least fifty (50) days shall have elapsed after the filing of the merger proposals with the Israeli Companies’ Registrar by both of ECtel and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of ECtel and Merger Sub;

–	ECtel and Merger Sub shall have received the Merger Certificate from the Israeli Companies' Registrar; and

–	no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any court or other governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, prevents, enjoins, restrains or renders illegal the consummation of the Merger shall be in effect.

        Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–	the representations and warranties made by us in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date as if made on and as of the closing date (except to the extent that any such representation or warranty is expressly made as of a specific earlier date, in which case as of such date), except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect, interpreted without giving effect to any materiality qualifications contained in any of such representations and warranties;

–	we must have performed in all material respects all obligations that we are required to perform under the Merger Agreement at or prior to the closing date;

–	we must deliver to the Purchaser at closing a certificate with respect to the satisfaction of the foregoing conditions relating to our representations, warranties and obligations in the Merger Agreement;

–	At least seventy-five percent (75%) of certain employees (as identified on a schedule to the Merger Agreement) shall continue to be employees of ECtel or its subsidiaries as of the closing date and shall have not terminated their employment; and

–	between the date of the Merger Agreement and the closing date, there must not have been any Material Adverse Effect on ECtel.

        Conditions to ECtel’s Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following further conditions:

–	the representations and warranties made by the Purchaser and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except for such failures to be true and correct as would not prevent consummation of the Merger or the performance of the Purchaser’s and Merger Sub’s obligations under the Merger Agreement;

–	the Purchaser and Merger Sub must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date; and

–	the Purchaser’s delivery to us at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to the Purchaser’s and Merger Sub’s representations, warranties and obligations in the Merger Agreement.

        Each party to the Merger Agreement may, at its option and subject to applicable law, waive the satisfaction of any condition to its obligations under the Merger Agreement. If a failure to satisfy one of these conditions to the Merger is not considered by our Board of Directors to be material to our shareholders, the Board of Directors could waive compliance with that condition. Our Board of Directors is not aware of any condition to the Merger that cannot be satisfied but we cannot be certain when, or if, the conditions to the Merger will be met. EVEN IF ECTEL’S SHAREHOLDERS APPROVE THE MERGER PROPOSAL, THERE CAN BE NO ASSURANCE THAT THE OTHER CONDITIONS WILL BE SATISFIED AND THE MERGER WILL BE CONSUMMATED.

Restrictions on Solicitations of Other Offers

        The Merger Agreement provides that until the earlier of the Effective Time and termination of the Merger Agreement, we may not:

–	solicit, initiate, knowingly facilitate, induce or encourage (including by way of furnishing information), or knowingly take any other action designed or reasonably likely to facilitate or encourage, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any alternative transaction proposal (as defined below) (including by way of making any public announcement of its intention to do any of the foregoing);

–	participate in any discussions or negotiations (including by way of furnishing information) regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any alternative transaction proposal; or

–	execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding constituting, or relating to, any alternative transaction proposal or requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger or any other transaction related to the Merger.

        Notwithstanding the aforementioned restrictions, at any time prior to the approval of the Merger Agreement by our shareholders, we are permitted to engage in discussions or negotiations with, or provide any non-public information to, any party to the extent that:

–	we receive an unsolicited written alternative transaction proposal from such party; and

–	our Board of Directors determines in good faith, after consultation with its outside legal counsel and reputable financial advisor, that the alternative transaction proposal constitutes or could reasonably be expected to result in a superior proposal.

        In the event that such party’s proposal constitutes a superior proposal (without the need for our Board of Directors to determine the likelihood of such proposal being consummated on the terms proposed), we and our representatives may disclose non-public information to such person provided that we (i) enter into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to us than those contained in the confidentiality agreements entered into with the Purchaser and (ii) contemporaneously furnish to the Purchaser any part of such information that was not previously provided to the Purchaser.

        We must promptly (within two (2) business days) notify the Purchaser in the event we receive an alternative transaction proposal or any inquiry or request for discussions or negotiations regarding any alternative transaction proposal, and inform the Purchaser concerning the identity of the person or group making any such proposal, inquiry or request, and provide a copy or, where no such copy is available, a written description of such proposal, and keep the Purchaser reasonably informed as promptly as practicable (and in any event within twenty-four (24) hours) after the occurrence of any material changes or developments of the status of any alternative transaction proposal. We must furthermore provide, as promptly as reasonably practicable, the Purchaser with all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to ECtel, any of its subsidiaries or any of their representatives in connection with such proposal, request or inquiry.

        An “alternative transaction” means (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving ECtel, (b) any direct or indirect acquisition or purchase, by any person or group of persons, in a single transaction or a series of related transactions, including by means of the acquisition of share capital of any subsidiary of ECtel, of assets or properties that constitute twenty percent (20%) or more of the fair market value of the assets and properties of the ECtel and its subsidiaries, taken as a whole, (c) any direct or indirect acquisition or purchase, in a single transaction, or series of related transactions, of twenty percent (20%) or more of any class of equity securities of ECtel, or (d) any other transaction having a similar effect to those described in clauses (a)-(c).

        An “alternative transaction proposal” means any offer or proposal relating to an alternative transaction.

        A “superior proposal” means any bona fide written alternative transaction proposal on terms which ECtel’s Board of Directors determines in good faith, after consultation with its outside legal counsel and reputable independent financial advisor, that (a) is  reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then committed, (c) the per-share consideration offered is greater than the per share merger consideration (and if the proposed transaction is structured as an acquisition of all or substantially all of ECtel’s assets (excluding cash), the per-share consideration that would be reasonably expected to be available for distribution to ECtel’s shareholders following the liquidation of ECtel and the distribution to ECtel’s shareholders of ECtel’s cash, after giving effect to the consideration to be received by ECtel in such transaction and taking into account all reasonable expenses and taxes associated with such process, is greater than the per share merger consideration), and (d) is otherwise on terms that ECtel’s Board of Directors has determined are superior to the transaction contemplated by the Merger Agreement; provided that for purposes of the definition of “superior proposal,” (i) all references to “20%” with respect to a class of securities in the definition of “alternative transaction” when it is used in the definition of alternative transaction proposal shall be deemed to be a reference to “one hundred percent (100%)” and (ii) all references to “twenty percent (20%)” with respect to assets or properties of the Company in the definition of “alternative transaction” when it is used in the definition of alternative transaction proposal shall be deemed to be a reference to “all or substantially all of the Company’s assets or properties (excluding cash).

Change of Recommendation/Termination in Connection with a Superior Proposal

        The Merger Agreement requires us to duly call, give notice of, convene and hold a meeting of our shareholders to approve the Merger Agreement. In this regard, our Board of Directors has resolved to recommend that our shareholders approve the Merger Agreement. However, our Board of Directors may, at any time prior to the approval of the Merger Agreement by our shareholders, make a change of recommendation or terminate the Merger Agreement and enter into a definitive agreement with respect to a superior proposal. The Board of Directors may not effect such change of recommendation or termination unless all of the following conditions have been met:

–	we shall have provided prior written notice to the Purchaser at least four (4) business days in advance (the “Notice Period”), of the Board’s intention to effect a change of recommendation and/or termination in response to such superior proposal, which notice shall in addition specify the material terms thereof, together with a copy of the relevant proposed acquisition agreement and other material documents;

–	prior to effecting such change of recommendation and/or termination in response to a superior proposal, we must consider any proposal by the Purchaser to amend the Merger Agreement to cause such other proposal to no longer constitute a superior proposal; and

–	the Board of Directors has determined in good faith, after consultation with its outside legal counsel, that, in light of such superior proposal and taking into account any revised terms offered by the Purchaser, the failure to terminate the Merger Agreement and enter into an agreement with respect to the superior proposal would reasonably be expected to constitute a breach of its fiduciary duties under applicable law.

        In the event that during the Notice Period any material revisions are made to the superior proposal, we must deliver a new written notice to the Purchaser and comply with the requirements above, except that the Notice Period will be reduced to three business days.

        In addition, we are not entitled to terminate the Merger Agreement to enter into any agreement with respect to a superior proposal unless we simultaneously pay to the Purchaser the applicable termination fee as described in further detail in “The Merger Agreement–Termination Fees and Expenses” beginning on page 45.

Change of Recommendation Due to Fiduciary Duties

        The Board of Directors may make a change of recommendation to the extent that the Board of Directors determines in good faith, for reasons not related to the receipt of an alternative transaction proposal, after consultation with its outside legal counsel and a reputable financial advisor, that the failure of the Board of Directors to effect a change of recommendation would be inconsistent with the directors’ fiduciary duties under applicable law. However, prior to such change of recommendation, we must provide to the Purchaser five (5) business days’ prior written notice advising the Purchaser that we intend to effect a recommendation change and specifying, in reasonable detail, the reasons for the recommendation change and, during such five (5) business day period, if requested by the Purchaser, we must consider any proposal by the Purchaser to amend the Merger Agreement in a manner that obviates the need for such recommendation change.

Termination of the Merger Agreement

        ECtel and the Purchaser may agree to terminate the Merger Agreement without completing the Merger at any time. The Merger Agreement may also be terminated in certain other circumstances, including:

–	by either ECtel or the Purchaser, if:

š	the Merger is not consummated by March 21, 2010 (the “Walk-Away Date”), provided that terminating party’s breach did not cause the failure to consummate the Merger and provided further that we or the Purchaser may extend the Walk-Away Date until April 20, 2010 in the event that the delay in consummating the Merger is due to the failure to satisfy certain specified conditions;

š	our shareholders, at the Meeting or at any adjournment or postponement thereof, fail to approve the Merger;

š	any legal restraint that prohibits the consummation of the Merger shall be in effect and shall have become final and non-appealable, provided that the terminating party’s failure to perform its obligations under the Merger Agreement is not the primary cause of such restraint; or

š	if the other party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within 30 calendar days after receipt of written notice of such breach or failure, provided that the terminating party is not in material breach of its obligations under the Merger Agreement;

–	by ECtel, if:

š	prior to obtaining ECtel’s shareholders’ approval of the Merger, such termination is effected in order to enter into an agreement with respect to a superior proposal, but only to the extent we concurrently pay to the Purchaser the termination fee as required under the Merger Agreement; or

š	if the conditions to each party’s obligations are satisfied (other than those conditions that by their terms are to be satisfied at the closing) and the Purchaser fails to consummate the Merger within five business days of ECtel’s delivery of notice of such satisfaction to the Purchaser; or

–	by the Purchaser, if:

š	prior to obtaining ECtel’s shareholders’ approval of the Merger, our Board of Directors or any committee thereof shall have (i) failed to recommend, or withdrawn its recommendation, that our shareholders approve the Merger and related transactions or (ii) approved or recommended any alternative transaction proposal; or

š	ECtel shall have breached, in any material respect, any of its obligations related to solicitation, receipt, recommendation to shareholders, or entry into agreements with respect to, alternative transaction proposals; or

š	if the conditions to each party’s obligations are satisfied (other than those conditions that by their terms are to be satisfied at the closing) and ECtel fails to consummate the Merger within five business days of the Purchaser’s delivery of notice of such satisfaction to ECtel.

Termination Fees and Expenses

        Expenses

        Generally, subject to certain exceptions set forth in the Merger Agreement and the expense reimbursement provisions described below, ECtel, on the one hand, and the Purchaser and Merger Sub, on the other hand, will pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

        Termination Fee and Reimbursement of Expenses by ECtel

        In the event of the termination of the Merger Agreement under the circumstances described below, we have agreed to reimburse the actual documented out-of-pocket expenses incurred by the Purchaser in connection with the negotiation, authorization, preparation and execution of the Merger Agreement, in an amount not to exceed US$150,000, and to furthermore pay the Purchaser a termination fee equal to five percent (5%) of the aggregate merger consideration.

        Such termination fee and reimbursement of expenses obligations will be payable by us if:

–	the Purchaser terminates the Merger Agreement due to ECtel’s having breached, in any material respect, any of its obligations related to solicitation, receipt or entry into agreements with respect to, alternative transaction proposals, or if ECtel, its Board of Directors or any committee thereof (i) failed to include in this proxy statement its recommendation that ECtel’s shareholders adopt the Merger Agreement and approve the Merger Proposal, (ii) changed such recommendation or (iii) approved or recommended any alternative transaction proposal;

–	the Purchaser or ECtel terminates the Merger Agreement because our shareholders, at the Meeting or any adjournment thereof at which the Merger Agreement was voted on, fail to approve the Merger Agreement if, at or prior to such time, the Purchaser would have had the right to a termination fee and expense reimbursement pursuant to the previous paragraph; or

–	ECtel terminates the Merger Agreement prior to obtaining ECtel shareholder approval of the Merger in order to enter into an agreement with respect to a superior proposal.

        Exclusive Remedy; Liability Cap

        The termination fee and expense reimbursement described above are, if paid by us, the sole and exclusive remedy available to the Purchaser and Merger Sub following termination of the Merger Agreement, except for our potential liability for any breach of the Merger Agreement by us. In no event will we be required to pay the termination fee and expense reimbursement on more than one occasion. We are entitled to deduct from such payments any amounts as may be required to be deducted or withheld therefrom under applicable tax law.

Voting Undertakings

        Two of our largest shareholders – Koor Industries Ltd. and Clal Electronics Industries Ltd.–which hold 3,498,836 and 2,767,153 ECtel Shares, respectively (representing approximately 21.5% and 17.0% of the outstanding ECtel Shares on the record date), have entered into Voting Undertakings with the Purchaser. For more information regarding our major shareholders, please see “Beneficial Ownership of ECtel Shares” beginning on page 52.

        Under the Voting Undertakings, the shareholders have agreed to vote all ECtel Shares owned or subsequently acquired by them (i) in favor of the Merger Proposal, and (ii) against (1) any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of ECtel under the Merger Agreement; (2) any alternative transaction proposal (as defined above); and (3) any other action involving the Company or its subsidiaries which is intended or reasonably expected to interfere with the consummation of the Merger Agreement and the transactions contemplated thereby.

        The Voting Undertakings also provide, among other things, that such shareholder will not:

–	enter into any contract or other agreement with any person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and undertakings contained in the Voting Undertaking;

–	unless the Merger Agreement is terminated, grant any proxies or powers of attorney, deposit any ECtel Shares into a voting trust, enter into a voting agreement with respect to any ECtel Shares or transfer or otherwise dispose (or aim to transfer or otherwise dispose) any ECtel Shares; or

–	take any action that would have the effect of preventing or disabling the shareholder from performing its obligations under the Voting Undertaking..

        The Voting Undertakings terminate upon the termination of the Merger Agreement.

PROPOSED RESOLUTIONS RE: MERGER AND MERGER AGREEMENT

        To approve the Merger Proposal, the following resolution will be raised for adoption at the Meeting:

“RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement be, and they hereby are, approved and authorized.”

Required Vote

        The affirmative vote of the holders of a majority of the ECtel Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolution approving the Merger Proposal.

        Under the Companies Law, votes cast by Affiliated Shares (as defined above in this Proxy Statement) will be excluded from the votes cast by shareholders in favor of the Merger Proposal. Therefore, the Merger Proposal will not be deemed approved if the holders of a majority of the ECtel Shares voted on the Merger Proposal, excluding the Affiliated Shares, vote against the Merger Proposal. As explained above, “Affiliated Shares” are Shares held by Merger Sub, by any person (including the Purchaser) directly or indirectly holding 25% or more of either the voting rights or the right to appoint directors of Merger Sub, or anyone acting on their behalf, including any family members of or entities controlled by any of the foregoing. If you hold Affiliated Shares, you should contact ECtel’s Corporate Secretary, Ms. Gal Sperber-Kovashi, at telephone number +972-3-900-2120 or via e-mail to galsp@ectel.com in order to notify ECtel of such fact. In the absence of such notification, voted shares shall be considered non-Affiliated Shares.

        Each of the audit committee of the Board of Directors and the Board of Directors has approved the Merger Proposal.

        The Board of Directors recommends a vote FOR approval of the Merger Proposal.

THE INDEMNIFICATION AGREEMENTS

The description in this Proxy Statement of the Indemnification Agreement Proposal is subject to, and is qualified in its entirety by reference to, the form of Indemnification Agreement,. We have attached a copy of the form of Indemnification Agreement to this Proxy Statement as Appendix C and we recommend that you read it carefully in its entirety.

Background and Rationale for Entry into the Indemnification Agreements

        In March 2005, the Israeli Companies Law – 1999 was amended in order to, among other things, expand the type of liabilities, costs and expenses for which Israeli companies can indemnify, insure or exculpate their officers and directors. For example, the law was amended to enable companies to indemnify an “office holder” (which includes its directors and executive officers) against reasonable litigation expenses, including attorney’s fees, paid or incurred by the office holder in connection with an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, which proceeding was (a) resolved without an indictment against the office holder and without the imposition on the office holder of a financial obligation in lieu of a criminal proceeding, or (b) resolved without the filing of an indictment against the office holder even though a financial obligation was imposed on him or her in lieu of a criminal proceeding in respect of an offense that does not require proof of criminal intent.

        At their 2005 annual meeting, the Company’s shareholders approved certain amendments to the Company’s articles of association intended to allow the Company to offer to its directors and executive officers such broader protection.

        However, at the 2005 annual meeting, the Company did not submit to the approval of its shareholders a proposal approving ECtel’s entry into actual indemnification agreements with its directors. Therefore, at the current time, the Board of Directors believes that in light of the proposed Merger transaction, and given the loyal service provided by the Company’s directors to the Company over the course of time, it is in the best interest of the Company and its shareholders to actualize the allowances for broader indemnification already approved by the shareholders at the 2005 annual meeting by entering into Indemnification Agreements with each of ECtel’s current directors and with each person who has served as a director of the Company at any time during the last five years.

Interests of Our Directors in the Indemnification Agreements

        Because under the Indemnification Agreements ECtel will indemnify and hold harmless, to the maximum extent permitted under the Companies Law, its current directors, each of such persons may be deemed to have a personal interest in the approval of the Indemnification Agreement Proposal.

PROPOSED RESOLUTIONS RE: INDEMNIFICATION AGREEMENT PROPOSAL

        To approve the Indemnification Agreement Proposal, the following resolution will be raised for adoption at the Meeting:

        “RESOLVED, that the Company’s execution and delivery of, and performance under, Indemnification Agreements with each of its current directors and with each person who has served as a director of the Company at any time during the last five years, all as set forth in the form of such Indemnification Agreements as presented to the shareholders, be, and hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the ECtel Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolution approving the Indemnification Agreement Proposal.

Each of the audit committee of the Board of Directors and the Board of Directors has approved the Indemnification Agreement Proposal.

The Board of Directors recommends a vote FOR approval of the Indemnification Agreement Proposal.

MARKET PRICE INFORMATION

        ECtel Shares are listed for trading on the Nasdaq Global Market under the symbol “ECTX.” The following tables set forth the high and low closing prices for ECtel Shares on the Nasdaq Global Market for the periods indicated:

Price per Share
2009 Calendar Quarter	High	Low

First Quarter	US$0.63	US$0.25
Second Quarter	US$0.79	US$0.35
Third Quarter	US$1.08	US$0.46

Price per Share
2009 Calendar Month	High	Low

January	US$0.63	US$0.45
February	US$0.56	US$0.32
March	US$0.58	US$0.25
April	US$0.53	US$0.35
May	US$0.79	US$0.48
June	US$0.71	US$0.46
July	US$0.75	US$0.46
August	US$0.85	US$0.68
September	US$1.08	US$0.78
October (through October 21)	US$1.08	US$1.00

        The average closing price of the ECtel Shares on the Nasdaq Global Market during the 90 trading days ended October 21, 2009, the last trading day prior to ECtel’s press release announcing entry into the Merger Agreement, was US$0.80 per share. The closing sale price of the ECtel Shares on October 21, 2009 was US$1.04 per share.

        On November 2, 2009, the most recent practicable date before this Proxy Statement was printed, the closing price for the ECtel Shares on the Nasdaq Global Market was US$1.22 per share.

        SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE ECTEL SHARES.

BENEFICIAL OWNERSHIP OF ECTEL SHARES

        We have authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.04 per share. The following table sets forth, as of November 2, 2009, the number of shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”), and (ii) our directors and members of our senior management as a group.

Name and Address	Number of Shares Owned		Approximate Percent of Shares Outstanding(1)

IDB Holding Corporation Ltd. and its subsidiaries (together
the "IDB Group")(2), holding as follows:	6,284,955		38.6%

Diker GP, LLC(3)	2,920,731		17.94%

Skiritai Capital LLC(4)	883,599		5.43%

Directors and Members of our Senior Management, as a group(5)	970,571	(6)	5.96%

(1)     Percentages in this table are based on the 16,281,898 ECtel Shares outstanding as at November 2, 2009 (excluding 2,304,794 treasury shares), plus such number of newly issued ECtel shares, if any, as such shareholder or group had the right to receive upon the exercise of stock options which are exercisable within 60 days of such date.

(2)     Based upon notifications from IDB Holding Corporation Ltd. (“IDBH”), Koor Industries Ltd (“Koor”) and Clal Industries and Investments Ltd. (“Clal”) sent to us on April 7, 2009 and March 3, 2009, respectively. This number of shares includes: (a) 3,498,836 of our ordinary shares held by Koor which is an Israeli corporation. Koor’s ordinary shares are traded on the Tel Aviv Stock Exchange (the “TASE”); (b) 2,767,153 of our ordinary shares held directly by Clal Electronics Industries Ltd. (“CEI”), which is a wholly-owned subsidiary of Clal. CEI and Clal are Israeli corporations. Clal’s shares are traded on TASE; (c) 9,483 of our ordinary shares held directly by IDB Development Corporation Ltd. (“IDBD”); and (d) 9,483 of our ordinary shares held by Badal Securities Ltd. (“Badal”), a wholly-owned subsidiary of IDBH. Badal and IDBH are Israeli corporations. IDBH’s shares are traded on TASE.

Approximately 62.66% of Koor’s ordinary shares are held by Discount Investment Corporation Ltd. (“DIC”), and approximately 13.35% of Koor’s ordinary shares are held directly by IDBD. DIC is an Israeli corporation whose shares are traded on TASE. Clal and DIC are controlled by IDBD. IDBD is controlled by IDBH.

IDBH is controlled as follows: (a) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (b) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd (“Livnat”), a private Israeli company controlled by Avraham Livnat, holds directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (d) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor holds, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of Badal and IDBD, and by reason of IDBD’s control of Clal, CEI, Clal Insurance, DIC, Koor, Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Badal, IDBD, Clal, CEI, Clal Insurance, DIC and Koor the power to vote and dispose of our ordinary shares held by these entities.

(3)     Based upon a Form 4 filed with the SEC on March 6, 2009. As the sole general partner of the Diker Funds (Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd.), Diker GP, LLC, a Delaware limited liability company (“Diker GP”), has the power to vote and dispose of the ordinary shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC, a Delaware limited liability company (“Diker Management”), serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management and in that capacity direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP and Diker Management.

(4)     Based upon a Schedule 13G filed with the SEC on January 13, 2009. Following are the entities on behalf of which the aforementioned Schedule 13G was filed: The Leonidas Opportunity Fund L.P. and Leonidas Opportunity Offshore Fund Ltd., both formed to engage in the business of acquiring, holding and disposing of investments in various companies. The present principal business of SKIRITAI Capital LLC is serving as the General Partner of the Leonidas Opportunity Fund L.P. and the Investment Manager of the Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron L. Bentovim are Managing Directors of SKIRITAI Capital LLC.

(5)     Other than Ra’anan Cohen, as of November 2, 2009, none of our directors or executive officers beneficially owned shares, including options to acquire our ordinary shares that are vested or vest within 60 days, which represent more than 1% of our outstanding ordinary shares. Mr. Ra’anan Cohen, in the capacity of his position as Chief Executive Officer of Koor Industries Ltd., may be deemed to beneficially own the 3,498,836 shares of our company owned by Koor.

(6)     Includes 934,184 Ordinary Shares underlying options that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement.

INDEPENDENT PUBLIC ACCOUNTANTS

        Somekh Chaikin (a member of KPMG International) serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2008.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

        The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about ECtel and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

–	Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on May 12, 2009; and

–	Reports of Foreign Issuer on Form 6-K submitted on February 23, 2009, May 8, 2009, August 11, 2009, September 21, 2009 and October 22, 2009.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of ECtel Shares.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 6, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, YAIR COHEN Chairman of the Board of Directors ITZIK WEINSTEIN President and Chief Executive Officer

Rosh Ha’ayin, Israel
November 6, 2009

APPENDIX A

        The Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about ECtel. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ECtel, Purchaser or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ECtel’s public disclosures.

AGREEMENT AND PLAN OF MERGER

by and among

CVIDYA NETWORKS, INC.

CVIDYA ACQUISITION LTD.

and

ECTEL LTD.

Dated as of October 22,2009

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2009, by and among cVidya Networks, Inc., a Delaware corporation (“Parent”), cVidya Acquisition Ltd., an Israeli company and a wholly owned indirect subsidiary of Parent (“Merger Sub”), and ECtel Ltd., an Israeli company (the “Company”). Parent, Merger Sub and the Company are each referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

A.	The Parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), following which, Merger Sub will cease to exist, the Company will become a wholly owned Subsidiary of Parent, and each Company Share issued and outstanding immediately prior to the Effective Time (as defined herein) will be exchanged for the right to be paid the Per Share Merger Consideration.

B.	The board of directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the other Transactions.

C.	The board of directors of each of Parent and Merger Sub and the sole shareholder of Merger Sub have each approved this Agreement, the Merger and the other Transactions, and the board of directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions.

D.	Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of Parent’s willingness to enter into this Agreement: (i) the shareholders of the Company identified in Schedule A are entering into voting undertakings in the form attached hereto as Exhibit A (the “Voting Undertakings”) and (ii) each of the directors of the Company set forth on Schedule B hereto is executing a resignation letter in substantially the form attached as Exhibit B hereto, the effectiveness of which is conditioned on the consummation of the Merger.

        NOW, THEREFORE, in consideration of the forgoing premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

        As used in this Agreement, the following terms shall have the following meanings:

        “102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the Israeli Taxing Authority, with respect to Company 102 Securities.

        “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

        “Aggregate Merger Consideration” means an amount in cash equal to $21,000,000, as may be adjusted pursuant to Section 8.3(a).

        “Agreement” means this Agreement, together with all Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

        “Alternative Transaction” means any of the following transactions: (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company, (b) any direct or indirect acquisition or purchase, by any Person or group of Persons, in a single transaction or a series of related transactions, including by means of the acquisition of share capital of any Subsidiary of the Company, of assets or properties that constitute twenty percent (20%) or more of the fair market value of the assets and properties of the Company and its Subsidiaries, taken as a whole, (c) any direct or indirect acquisition or purchase, in a single transaction, or series of related transactions, of twenty percent (20%) or more of any class of equity securities of the Company, or (d) any other transaction having a similar effect to those described in clauses (a)-(c), in each case, other than the Merger and the transactions contemplated by this Agreement.

        “Alternative Transaction Proposal” means any offer or proposal (other than an offer or proposal by Parent or an Affiliate of Parent), relating to an Alternative Transaction.

        “Articles of Association” means the articles of association of the Company as of the date hereof.

        “Board of Directors” means the board of directors of the Company.

        “Business Day” means any day other than Friday, Saturday or any other day on which banks are legally permitted to be closed in Israel.

        “Code” means the U.S. Internal Revenue Code of 1986, as amended.

        “Company 102 Securities” means (i) Company Share Options and Company SARs granted under Section 102 of the Ordinance; and (ii) Company Shares issued upon the exercise of any Company Shares Options and Company SARs and held by the 102 Trustee pursuant to the Ordinance.

        “Company Certificate” means a certificate duly signed by the Chief Executive Officer and Chief Financial Officer of the Company setting forth: (i) the number of Company Shares issued and outstanding immediately prior to the Effective Time (excluding the number of Company Shares cancelled pursuant to Section 3.1(a)), (ii) the number of Company Shares cancelled pursuant to Section 3.1(a), and (iii) the aggregate Total Cash Payments.

        “Company Employee Plan” means each material plan, program, policy, contract, agreement or other arrangement (other than an Employment Agreement, Company Share Options, Company SARs and other stock or stock-related awards granted by the Company or any Subsidiary thereof prior to the Effective Time), providing for compensation, severance, termination pay, deferred compensation, performance awards, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, including each “employee benefit plan”, within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation including each International Employee Plan.

        “Company-Owned Intellectual Property Rights” means any Intellectual Property Rights, including Registered Intellectual Property Rights, which are owned by the Company or any of its Subsidiaries.

        “Company Product” means any product or service of the Company or any of its Subsidiaries currently being marketed, sold or licensed by the Company or any of its Subsidiaries.

        “Company Shares” means ordinary shares, NIS 0.04 par value per share, of the Company.

        “Confidentiality Agreement” means the confidentiality agreement entered into between the Company and the Parent as of May 20, 2009.

        “Contract” means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, arrangement, commitment, undertaking, obligation or understanding of any nature.

        “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

        “Employee” means any current employee, consultant or director of the Company or any ERISA Affiliate.

        “Employment Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, collective agreement or arrangement or other Contract between the Company or any ERISA Affiliate and any Employee.

        “Encumbrances” means any liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

        “ERISA Affiliate” means any Subsidiary of the Company or other Person or entity under common Control with the Company or any Subsidiary of the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

        “Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended.

        “GAAP” means generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statements.

        “Intellectual Property” means any or all of the following: (i) works of authorship including computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, records, schematics, layouts, data and mask works; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, including trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks and service marks; (vi) domain names, web addresses and sites; and (vii) methods and processes and software tools.

        “Intellectual Property Rights” means any and all worldwide, common law and/or statutory rights in or arising out of: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent rights anywhere in the world in inventions and discoveries including invention disclosures (“Patents”); (ii) all trade secrets and other proprietary rights in know-how and confidential or proprietary information, in each case excluding any rights in respect of any of the foregoing that are protected by Patents; (iii) all copyrights, copyrights registrations and applications therefor, and mask works and mask work registrations and applications therefor (“Copyrights”); (iv) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”); all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (v) all “moral” rights of authors and inventors, however denominated throughout the world; and (vi) any corresponding or equivalent rights to any of the foregoing.

        “International Employee Plan” means each Company Employee Plan and each government-mandated plan or program that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States. This shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for the Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963 (“Severance Pay Law”).

        “Knowledge” means the actual knowledge after reasonable inquiry of, (i) with respect to the Company, those executive officers set forth in Section 1.1 of the Company Disclosure Schedule and (ii) with respect to Parent, those executive officers set forth in Section 1.1 of the Parent Disclosure Schedule.

        “Laws” shall mean any order, any federal, state, provincial, local or other statute, law, rule of common law, or code of any kind, domestic or foreign, and the rules, regulations, ordinances and standards promulgated thereunder and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

        “Legal Requirements” means requirements under any Israeli or U.S. federal or state law, or material local or municipal law, or foreign or other law, statute, constitution, ordinance, code, edict, decree, judgment, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of a Governmental Authority.

        “Material Adverse Effect” means any change, event, development or occurrence which, individually or in the aggregate, does have or would reasonably be expected to have a material adverse effect on the business, assets, results of operations, or financial condition of the Company and its Subsidiaries taken as a whole, other than changes, events, occurrences or developments relating to or arising from: (i)  changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) whether worldwide or in any country or region in which the Company or its Subsidiaries conduct a material portion of their business, except to the extent such changes affect the Company and its Subsidiaries in a disproportionate manner as compared to other companies or businesses operating in any such country or region, (ii) any events, changes, developments or occurrences that affect the industries in which the Company and its Subsidiaries operate, except to the extent such events, changes, developments or occurrences affect the Company and its Subsidiaries in a disproportionate manner as compared to other participants in such industries, (iii) any changes in Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or changes in GAAP, in each case, occurring after the date of this Agreement, (iv) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt in any material manner the business or operations of the Company or any of its Subsidiaries), (v) the announcement or performance of this Agreement and the Transactions (including without limitation the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, employees or venture partners) or any action taken by the Company at the written request of or with the written consent of Parent, (vi) any decline in the market price or decrease or increase in the trading volume of Company Shares, (vii) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period and (viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement, the Merger or the other Transactions, or the approval thereof (for the avoidance of doubt, the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of such failure is a Material Adverse Effect).

        “Memorandum of Association” means the memorandum of association of the Company as of the date hereof.

        “Nasdaq” means The Nasdaq Global Market, a.k.a. the Nasdaq Stock Market.

        “Open Source” means any open source, public source or freeware Intellectual Property, or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license or software that is licensed pursuant to a license that purports to require the distribution of or access to Source Code or purports to restrict the licensee’s ability to charge for distribution of or to use software for commercial purposes or requires the inclusion of attribution notices in any redistributed software.

        “Permitted Encumbrance” shall mean (i) any statutory Encumbrance for Taxes not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP, (ii) Encumbrances securing indebtedness or liabilities that are reflected in the most recent Company SEC Documents filed prior to the date hereof, (iii) such non-monetary Liens or other imperfections of title, if any, that, do not individually or in the aggregate, adversely affect the use of the relevant property or assets, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, and (iv) mechanics’, carriers’, workmen’s, repairmen’s and similar Encumbrances, incurred in the ordinary course of business.

        “Per Share Merger Consideration” means a cash amount per Company Share issued and outstanding immediately prior to the Effective Time (other than those shares cancelled pursuant to Section 3.1(a)) equal to (x) the excess of (i) the Aggregate Merger Consideration, over (ii) the Total Cash Payments, if any, divided by (y) the number of Company Shares issued and outstanding immediately prior to the Effective Time (other than those shares cancelled pursuant to Section 3.1(a) as specified in the Company Certificate).

        “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

        “Registered Intellectual Property Rights” means all United States, international and foreign: (A) issued Patents, including pending applications therefor; (B) registered Trademarks and pending applications to register Trademarks, including intent-to-use applications; (C) Copyright registrations and pending applications to register Copyrights; and (D) URL registrations and pending applications to register URLs.

        “Representatives” means with respect to Parent or the Company or any of their Subsidiaries, financial advisors, legal counsel, financing sources, accountants or other advisors, agents or representatives.

        “SEC” means the Securities and Exchange Commission.

        “Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as amended.

        “Source Code” means computer software and code, in form other than object code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

        “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or Controlled by such Person or by one or more of its Subsidiaries.

        “Superior Proposal” means a bona fide written Alternative Transaction Proposal which the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and a reputable independent financial advisor (it being agreed that the provider of the fairness opinion referred to in Section 4.19 hereof is a reputable independent financial advisor)), taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person making the proposal, that (a) is  reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then fully committed, (c) the per-share consideration offered is greater than the Per Share Merger Consideration (and if the proposed transaction is structured as an acquisition of all or substantially all of the Company’s assets (excluding cash), the per-share consideration that would be reasonably expected to be available for distribution to the Company’s shareholders following the liquidation of the Company and the distribution to the Company’s shareholders of the Company’s cash, after giving effect to the consideration to be received by the Company in such transaction and taking into account all reasonable expenses and Taxes associated with such process, is greater than the Per Share Merger Consideration), and (d) is otherwise on terms that the Board of Directors of the Company has determined are superior to the transaction contemplated by this Agreement (in each of clauses (c) and (d), taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination); provided, however, that for purposes of this definition of “Superior Proposal,” the term Alternative Transaction Proposal shall have the meaning assigned to such term herein, except that (i) all references to “twenty percent (20%)” with respect to a class of securities in the definition of “Alternative Transaction” when it is used in the definition of Alternative Transaction Proposal shall be deemed to be a reference to “one hundred percent (100%)” and (ii) all references to “twenty percent (20%)” with respect to assets or properties of the Company in the definition of “Alternative Transaction” when it is used in the definition of Alternative Transaction Proposal shall be deemed to be a reference to “all or substantially all of the Company’s assets or properties (excluding cash)".

        “Tax” or, collectively, “Taxes”, means: (i) any and all United States, federal, provincial, state, local, Israeli and other foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts; and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli or other foreign, state or local Legal Requirements).

Section 1.2. Other Terms.

        Accounting terms not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings ascribed to them under GAAP. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section

102 Schedule	Section 3.3(b)
102 Trust Period	Section 6.10 (b)(ii)
Alternative Acquisition Agreement	Section 6.5(d)(iii)
Antitrust Requirements	Section 4.4(a)
Approved Enterprise	Section 4.12(d)
Book-Entry Share	Section 3.1(c)
Certificates	Section 3.1(c)
Closing	Section 2.2
Closing Date	Section 2.2
Companies Law	Recitals
Companies Registrar	Section 2.3

Defined Term	Section

Company	Preamble
Company Adverse Recommendation Change	Section 6.5(d)
Company Charter Documents	Section 4.1
Company Contract	Section 4.9(b)
Company Disclosure Schedule	Articles IV
Company Employees	Section 6.13(a)
Company Permits	Section 4.11
Company SEC Documents	Section 4.5(a)
Company Share Option	Section 3.3(a)
Company Shareholder Approval	Section 4.3
Company Shareholders' Meeting	Section 6.7
Copyrights	Section 1.1
Effective Time	Section 2.3
End Date	Section 8.1 (b)
Environmental Law	Section 4.14(b)
Exchange Fund	Section 3.2(a)
Governmental Authority	Section 4.4 (a)
Governmental Consents	Section 4.4(a)
Grants	Section 4.22
Hazardous Substance	Section 4.14(c)
Indemnitee	Section 6.11
Investment Center	Section 4.4 (a)
IRS	Section 4.8(b)
Israeli Employees	Section 4.8(i)
Israeli Withholding Tax Ruling	Section 6.10(b)
Leased Property	Section 4.13(b)
Merger	Recitals
Merger Certificate	Section 2.3
Merger Proposal	Section 6.6(a)
Merger Sub	Preamble
New Plans	Section 6.13(d)
OCS	Section 4.4(a)
Option Cash Payment	Section 3.3(a)
Ordinance	Section 3.6
Party	Preamble
Patents	Section 1.1
Paying Agent	Section 3.2 (a)
Parent	Preamble
Parent Disclosure Schedule	Article V
Recommendation	Section 4.20
Representatives	Section 6.4(a)
Restraints	Section 7.1(e)
Returns	Section 4.12(a)
Company SAR Cash Payment	Section 3.3(a)

Defined Term	Section

Sarbanes-Oxley Act	Section 4.5(a)
Severance Pay Law	Section 1.1
Significant Supplier	Section 4.24(b)
Substantial Creditors	Section 6.6(b)(ii)
Surviving Corporation	Section 2.1
Surviving Corporation Articles	Section 2.4(c)
Tail Policy	Section 6.11(b)
Termination Fee	Section 8.3(b)
Total Cash Payment	Section 3.3(a)
Trademarks	Section 1.1
Transactions	Recitals
URLs	Section 1.1
Va'ad Ovdim	Section 6.6(b)(iii)
Voting Undertakings	Recitals

ARTICLE II

THE MERGER

Section 2.1. The Merger.

        Subject to the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII, at the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), the separate corporate existence of Merger Sub shall thereupon cease, the Company shall continue as the surviving company (sometimes hereinafter referred to as the “Surviving Corporation”), the Surviving Corporation shall continue to be governed by Israeli law and shall become a wholly owned Subsidiary of Parent and shall succeed to and assume all rights, properties and obligations of Merger Sub while all rights, liabilities, privileges, debts, duties and powers of the Company shall continue unaffected by the Merger in accordance with the Companies Law (other than as contemplated by this Agreement and the related Transactions).

Section 2.2. Closing.

        Unless otherwise mutually agreed to in writing between the Parties, the closing of the Merger and the other Transactions (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Naschitz Brandes & Co., 5 Tuval Street, Tel Aviv, Israel, at a time and date to be designated by the Parties which shall be no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII hereof (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date and location as the Parties hereto shall mutually agree in writing. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date”.

Section 2.3. Effective Time.

        As soon as practicable following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Parent shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing in which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Merger Certificate”) after notice that the Closing has occurred is served to the Companies Registrar. The Merger shall become effective upon issuance of the Merger Certificate by the Companies Registrar (the “Effective Time”).

Section 2.4. Effect of Merger.

        At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, the following shall occur:

(a) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation;

    (b)        all of the rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation;

    (c)        the Articles of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Corporation (the “Surviving Corporation Articles”), until duly amended as provided therein or by applicable Law; and

    (d)        the officers of Merger Sub shall be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their removal or resignation in accordance with the Surviving Corporation Articles.

Section 2.5. Directors.

        The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until their resignation or removal (as the case may be) in accordance with the Surviving Corporation Articles.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; PAYMENT

Section 3.1. Effect on Share Capital.

        At the Effective Time, by virtue of, and simultaneously with, the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

    (a)        Cancellation of Company Securities. Each of the Company Shares held by the Company as dormant shares or held by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

    (b)        Conversion of Company Securities. Except as otherwise provided in this Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1((a)) hereof) shall be automatically converted into the right to receive the Per Share Merger Consideration, without interest. Immediately prior to the Effective Time, the Company shall deliver to Parent the Company Certificate. Thereafter, the Per Share Merger Consideration shall be finally determined by implementing the formula included in the definition of “Per Share Merger Consideration” and using the information set forth in the Company Certificate. All Company Share Options and Company SARs shall be treated in accordance with Section 3.3 hereof.

    (c)        Each Company Share to be converted into the right to receive the Per Share Merger Consideration as provided in Section 3.1(b) shall be automatically cancelled and shall cease to exist and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Shares shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2 of this Agreement, the Per Share Merger Consideration, without interest thereon.

    (d)        Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each ordinary share, par value of NIS 0.04 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid ordinary share, par value NIS 0.04 per share, of the Surviving Corporation as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Corporation.

    (e)        Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Per Share Merger Consideration as determined in Section 3.1(b) shall be equitably adjusted to reflect such change; provided that in no event shall the Aggregate Merger Consideration increase as a result of such change.

Section 3.2. Exchange of Certificates.

    (a)        Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a paying agent (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Aggregate Merger Consideration as provided in Section 3.1(b) and Section 3.3. Immediately following the issuance of the Merger Certificate by the Companies Registrar, Parent shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares issued and outstanding prior to the Effective Time, Company Share Options and Company SARs, if any, cash in an amount equal to the Aggregate Merger Consideration (such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b) and Section 3.3, Purchaser shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payments. The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and (ii) applied promptly to making the payments pursuant to Section 3.1(b) and Section 3.3. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1 and Section 3.3, except as expressly provided for in this Agreement.

    (b)        As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail or otherwise transmit (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding Company Shares (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify, (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Per Share Merger Consideration into which the number of Company Shares previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the applicable merger consideration in exchange therefor collected, by hand delivery) and (z) a declaration form in which the holder of record of a Certificate or Book-Entry Share states whether such holder is a resident of Israel as defined in the Ordinance (as defined below) at the time of mailing to such holder any information statement in connection with approval of the Merger, including any other declarations that may be required for Israeli tax purposes.

    (c)        Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (i) the Paying Agent’s receipt of the Exchange Fund or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled (the “Payment Date”). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Per Share Merger Consideration.

    (d)                  Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Shares issued and outstanding immediately prior to the Effective Time for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Parent, as general creditors thereof, for payment of their claim for cash, without interest, to which such holders may be entitled.

    (e)        No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims, rights or interest of any Person previously entitled thereto.

    (f)           Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Shares, Company Share Options and Company SARs in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.

Section 3.3. Share Options; Company SARs; 102 Securities.

    (a)        As of the Effective Time, (x) each option to purchase Company Shares (each a “Company Share Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), shall be cancelled, by virtue of the Merger and without any action on the part of any holder of any Company Share Option, in consideration for the right to receive for each vested Company Share Option an amount in cash equal to the product of (A) the number of Company Shares previously subject to such vested Company Share Option, and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per Company Share previously subject to such Company Share Option, less any required withholding Taxes (the “Option Cash Payment”), and (y) each share appreciation right (each a “Company SAR”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), shall be cancelled, by virtue of the Merger and without any action on the part of any holder of Company SAR, in consideration for the right to receive an amount, if any, in cash equal to the Per Share Merger Consideration multiplied by the number of Company Shares issuable upon exercise of such vested Company SAR (which number of Company Shares is equal to (A) (i) the excess, if any, of the closing price of a Company Share on the Nasdaq Stock Market on the Business Day immediately preceding the Effective Date as reported in The Wall Street Journal over the exercise price per Company Share previously subject to such Company SAR; multiplied by (ii) the number of Company Shares subject to such Company SAR; divided by (B) the closing price of a Company Share on the Nasdaq Stock Market on the Business Day immediately preceding the Effective Date as reported in The Wall Street Journal) (the “Company SAR Cash Payment”; and the aggregate amount of such Company SAR Cash Payments together with the aggregate amount of the Option Cash Payments, the “Total Cash Payments”). As of the Effective Time, all Company Share Options and Company SARs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Share Option or Company SAR shall cease to have any rights with respect thereto, except as set forth herein. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3, including providing holders of Company Share Options and Company SARs with notice of their rights with respect to any such Company Share Options and Company SARs as provided herein.

    (b)        As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Paying Agent shall transfer to the account designated by the plan administrator under the applicable plan the Total Cash Payments, if any, which holders of Company Share Options and Company SARs are entitled to receive pursuant to Section 3.3.

    (c)            As soon as reasonably practicable thereafter, the applicable plan administrator, in coordination with the Surviving Corporation, shall pay to each holder of a Company Share Option and Company SAR the amounts contemplated by Section 3.3, less applicable deductions and withholding at the time of payment.

    (d)            All payments with respect to Company 102 Securities, as set forth on a schedule to be provided by the Company on or prior to the Closing Date (the “102 Schedule”), shall be delivered by the Paying Agent to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Legal Requirements (including, without limitation, the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect to Company 102 Securities.

Section 3.4. Lost Certificates.

        If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed which affidavit may include, at Parent’s discretion, an indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable merger consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5. Transfers; No Further Ownership Rights.

        After the Effective Time, there shall be no registration of transfers on the share transfer books of the Company of Company Shares that were outstanding immediately prior to the Effective Time. If valid Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be cancelled against delivery of the applicable merger consideration, as provided for in Section 3.1(b) hereof, for each Company Share formerly represented by such Certificates.

Section 3.6. Withholding Tax.

        Each of Parent, the Surviving Corporation, the 102 Trustee, the Paying Agent and Subsidiaries of the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Company Share Options and Company SARs the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”), or any other applicable state, local, Israeli or foreign Tax law, provided, however, that (i) in the event the Israeli Withholding Tax Ruling is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling; (ii) in the event a Withholding Tax Extension is obtained, the parties shall fully comply with the provisions of any such Withholding Tax Extension; and (iii) in the event any holder of record of Company Shares or Book Entry Shares provides Parent or the Surviving Corporation with a valid approval certificate, exemption or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the aggregate Per Share Merger Consideration payable to such holder in a form reasonably satisfactory to Parent, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the aggregate Per Share Merger Consideration payable to such holder of record of Company Shares shall be made only in accordance with the provisions of such approval. To the extent that amounts are so withheld by the Paying Agent, the Surviving Corporation, the 102 Trustee, applicable plan administrator or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by the Parent, the Surviving Corporation, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Corporation, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent and Merger Sub that, except (i) other than in the case of the representations and warranties set forth in Section 4.2(a), as disclosed in the Company SEC Documents (as defined below) and publicly available prior to the date of this Agreement (but only with respect to specific facts not general in nature set forth in such Company SEC Documents and, without derogating from the generality of the foregoing, disregarding any projections, forward-looking statements and the risk factors set forth therein (other than specific facts not general in nature set forth in the risk factors)), or (ii) as set forth in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

Section 4.1. Organization; Qualification.

    (a)            The Company and each of its Subsidiaries is a corporation duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company has made available to Parent true and complete copies of its Memorandum of Association and Articles of Association (together, the “Company Charter Documents”) and the certificate of incorporation and bylaws (or similar organizational documents) of each of its Subsidiaries.

    (b)        The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which the assets or property owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect.

Section 4.2. Capitalization.

    (a)            The authorized share capital of the Company consists of 125,000,000 Company Shares. At the close of business on October 21, 2009, (i) 16,281,898 (excluding 2,304,794 treasury shares) Company Shares were issued and outstanding and (ii) 515,653 Company Shares were issuable upon the exercise of Company Share Options and 836,668 Company Shares were underlying vested Company SARs, all under the Company’s equity incentive plans. All outstanding shares of capital stock of Company have been duly authorized and validly issued and are fully paid and non-assessable, and have not been issued in violation of any preemptive or similar rights. Except for changes since the foregoing date resulting from the exercise of Company Share Options and Company SARs outstanding on such date in accordance with their terms, there are no outstanding (x) shares of capital stock or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or other securities of the Company or (z) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any Person or entity the right to receive any economic benefit derived from the economic benefits and rights of securities of the Company. There are no outstanding obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of the Company’s Subsidiaries or to vote or to dispose of any shares of the capital stock of the Company or any of the Company’s Subsidiaries.

    (b)        Section 4.2(b) of the Company Disclosure Schedule lists each outstanding Company Option and Company SAR, the holder thereof, the number of Company Shares issuable thereunder, if applicable, the exercise price and the vesting schedule thereof. Neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any individual or entity.

    (c)        Section 4.2(c)(i) of the Company Disclosure Schedule lists each Subsidiary of the Company and the capitalization of each such Subsidiary. All the outstanding shares of capital stock (or other securities having by their terms voting power to elect a majority of directors or others performing similar functions) of each such Subsidiary are wholly owned by the Company or by a wholly owned Subsidiary of the Company, free and clear of all Encumbrances (other than Encumbrances under applicable securities Laws), and are duly authorized, validly issued, fully paid and non-assessable. There are no (i) securities convertible into or exchangeable for shares of capital stock or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Subsidiary of the Company. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any entity. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

Section 4.3. Authority.

        The Company has requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate the Merger and the other Transactions. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and of the other Transactions have been duly authorized by necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the other Transactions, other than, assuming the accuracy of the representations set forth in Section 5.5 below, the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable (assuming the due execution, delivery and performance of this Agreement by each of Parent and Merger Sub) against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.4. Consents and Approvals; No Violations; Voting.

    (a)            The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign or domestic governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority (collectively, “Governmental Authority”) other than (i) the Merger Certificate, (ii) notice to the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor (“OCS”) of the change in ownership of the Company to be effected by the Merger and the execution and delivery by Parent and/or its Affiliates of an undertaking in customary form in favor of the OCS to comply with the applicable Law, (iii) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade, Industry & Labor (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger, (iv) compliance with the rules and regulations of Nasdaq, (v) any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority under applicable Israeli, U.S. or foreign competition, antitrust, merger control or investment Laws (“Antitrust Requirements”) (vi) those set forth on Section 4.4 of the Company Disclosure Schedule (clauses (i) through (vi), collectively, the “Governmental Consents”) and (vii) where failure to obtain or make such filing or registration with, notification to, or authorization, permit, consent or approval of, or other action would not have, individually or in the aggregate, a Material Adverse Effect and would not materially and adversely affect the ability of the Parties to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such filing, registration, notification, authorization, permit, consent or approval. No Subsidiary of the Company is required to make any independent filings with the SEC, the Nasdaq or any stock exchange.

    (b)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (i) conflict with or result in any breach of any provision of the Company Charter Documents or any similar organizational documents of any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration or the creation or acceleration of any right or obligation under or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, lease, license, permit, concession, franchise, purchase order, sales order contract, agreement or other instrument, understanding or obligation, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which any of its properties or assets may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any statute, law, ordinance, rule or regulation of any Governmental Authority applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii) or (iii) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have a Material Adverse Effect.

    (c)        Assuming the accuracy of the representations set forth in Section 5.5 below, the affirmative vote (in person or by proxy) of the holders of a majority of the voting power represented in person or by proxy and voting at the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the other Transactions (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries which is necessary to approve this Agreement, the Merger and the other Transactions.

Section 4.5. SEC Reports and Financial Statements.

    (a)        The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2007 (collectively, the “Company SEC Documents”). The Company SEC Documents, as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC thereunder.

    (b)        As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of the Company included in the Company SEC Documents, including any related notes thereto, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements, and the Company’s financial statements are consistent in all material respects with such books and records.

    (c)        The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. As of the date of filing of the Company’s annual report on Form 20-F for the year ended December 31, 2008, the Company’s disclosure controls and procedures described therein were reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

    (d)        Except (a) as reflected or reserved against in the Company’s financial statements (as restated, or the notes thereto) included in the Company SEC Documents publicly available prior to the date of this Agreement, (b) liabilities or obligations incurred in the ordinary course of business since the date of such financial statements, and (c) liabilities permitted or contemplated by this Agreement in connection with the Merger and the other Transactions, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its consolidated Subsidiaries.

Section 4.6. Absence of Certain Changes or Events.

        Since December 31, 2008 through the date of this Agreement (a) except for the Merger and the other Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course, consistent with past practice, and (b) there has not been any Material Adverse Effect.

Section 4.7. Information Supplied.

        None of the information supplied by the Company for inclusion or incorporation by reference in any document to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meetings, at the time furnished (as amended or supplemented) or at the time of the Company Shareholders’ Meeting will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing for inclusion in any such document.

Section 4.8. Employee Matters and Benefit Plans.

    (a)            Section 4.8(a)(i) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each material Company Employee Plan other than legally-mandated plans, programs and arrangements, and Section 4.8(a)(ii) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Employment Agreement with Employees with the title of vice president or higher. The Company has provided or made available to Parent with each Employment Agreement with Employees with an annual base salary of $100,000 or higher and with lists setting forth (a) the name; (b) job title or position; (c) location; (d) base salary and target bonus opportunity for 2009 and 2010 (if applicable); (e) accrued but unused vacation time and/or PTO; and (f) any applicable commission rate or opportunity of such Employees. The Company has provided or made available to Parent with a list of all Persons other than vendors to the Company that have a current consulting or advisory or independent contractor relationship with the Company or its Subsidiaries that is subject to ongoing obligations in excess of $100,000 per year. The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by Legal Requirement or to conform any such Company Employee Plan to any applicable Legal Requirement, in each case as previously disclosed to Parent in writing or as required by this Agreement), or to adopt or enter into any Company Employee Plan. Neither the Company nor any ERISA Affiliate is obligated to provide an Employee with any compensation or benefits pursuant to an agreement with a former employer of such Employee.

    (b)        The Company has provided or made available to Parent (including through its SEC Documents) copies of: (i) all documents reflecting the material terms of each Company Employee Plan and each Employment Agreement including all amendments thereto and all related documents, including, in the case of share option plans or other equity incentive plans, the form of all agreements evidencing any outstanding Company Share Options and Company SARs; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan or any International Employee Plan; (iii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, with respect to each Company Employee Plan; (v) all determination, opinion, notification and advisory letters from the United States Internal Revenue Service (the “IRS”); (vi) all written communications material to the Company and its Subsidiaries since January 1, 2007 relating to any Company Employee Plan; (vii) all material correspondence since January 1, 2007 to or from any Governmental Authority relating to any Company Employee Plan; (viii) all prospectuses prepared in connection with each Company Employee Plan (S-8); and (ix) any approvals held by the Company or any ERISA Affiliate which enable it to employ foreign employees or employees from “territories” currently administered by Israel. Neither the Company nor any ERISA Affiliate (x) has ever sponsored or contributed to a plan intended to be governed by Section 401(k) of the Code, or (y) has, within the six years preceding the date of this Agreement, sponsored or contributed to a plan intended to be qualified under Section 401 of the Code.

    (c)        The Company or the applicable ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no Knowledge of any material default or violation by any other party to, each Company Employee Plan and Employment Agreement, and each Company Employee Plan and Employment Agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable Legal Requirements, including ERISA and the Code. As of the date hereof, there are no actions, suits or claims pending, or, to the Company’s Knowledge, threatened or reasonably anticipated against any Company Employee Plan or Employment Agreement or against the assets of any Company Employee Plan, except for claims for benefits in the ordinary course of business. As of the date hereof, there are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS, United States Department of Labor or any other Governmental Authority with respect to any Company Employee Plan.

    (d)        Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under any “multiemployer plan”, as defined in Section 3(37) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in ERISA or the Code), or any “funded welfare plan” within the meaning of Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either timely applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s Knowledge, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status, except such events, conditions or circumstances which could be corrected without the Company incurring a material liability. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

    (e)        No Company Employee Plan provides, or reflects or represents any liability material to the Company and its Subsidiaries taken as a whole to provide post-termination life, health or other welfare benefits to any Person for any reason, except as may be required by Section 601 through 608 of ERISA or other applicable statute.

    (f)        The Company and each ERISA Affiliate: (i) is not liable for any arrears of wages or penalties with respect thereto, and (ii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). Each current Employee is an “at-will” employee subject to the termination notice provisions included in the Employment Agreement thereof.

    (g)        As of the date hereof, no work stoppage or labor strike against the Company or any Subsidiary of the Company is pending, or to the Knowledge of the Company, threatened. The Company does not have Knowledge of any material activities or proceedings of any labor union to organize any Employees. Neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any Subsidiary of the Company is presently, nor has it been in the preceding five years, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any Subsidiary of the Company.

    (h)        Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by Legal Requirements that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities which, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by Legal Requirement, to the Company’s Knowledge no condition exists in any International Employee Plan that would be reasonably expected, following the Effective Time and by virtue of the consummation of the Merger, to prevent the Surviving Corporation, its Subsidiaries or Parent from terminating or amending any such International Employee Plan at any time for any reason without liability to the Surviving Corporation or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

    (i)            Solely with respect to Employees who reside or work in Israel (“Israeli Employees”) (i) neither the Company nor any Subsidiary of the Company is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, neither the Company nor any Subsidiary of the Company has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees, and neither the Company nor any Subsidiary of the Company has or is subject to, and no Israeli Employee of the Company or any Subsidiary of the Company benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof, (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in Employment Agreements or applicable Legal Requirements, including such provisions that apply to Company Employees or any part thereof under any applicable collective agreement or arrangement, (iii) the obligations of the Company or the applicable Subsidiary to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law and vacation pursuant to the Israeli Annual Leave Law, 1951 and any Employment Agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements and (iv) the Company and the Subsidiaries of the Company are in compliance in all material respects with applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), and The Employment of Employee by Manpower Contractors Law (5756-1996). The Company and its Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals, and there are no unwritten Company policies or customs which, by extension, entitle Israeli Employees to material benefits in addition to what they are entitled by law. “Israeli Employee” shall not include consultants, sales agents and other independent contractors. All of the Israeli Employees are terminable by the Company on 30 days’ notice or less, subject to the provisions of any Legal Requirement, including such provisions that apply to Company Employees or any portion thereof under any applicable collective agreement or arrangement as disclosed in Section 4.8(i) of the Company Disclosure Schedule.

Section 4.9. Contracts.

    (a)            Except as set forth in Section 4.9 of the Company Disclosure Schedule (setting forth for each Contract the subsections of Section 4.9(a) applicable to such Company Contract), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts:

    (i)        any consulting or services Contract with any consultant (excluding subcontractors) (other than any Employment Agreement that is terminable by the Company upon 30 days’ notice or less and that provides for an annual salary of less than $125,000);

    (ii)        any Contract whereby the Company or any of its Subsidiaries has assumed any obligation of, or duty to warrant, indemnify, reimburse, hold harmless or guaranty any obligation or liability of any other Person (including with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property Rights of any Person other than the Company or any of its Subsidiaries), other than any Contract entered into in connection with the sale or license of products or services in the ordinary course of business consistent with past practice;

    (iii)        any Contract containing any covenant limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or granting any exclusive rights (including any exclusive license or right to use any Intellectual Property Rights) or “most favored nation” status or limiting, in any material respect, the Company’s right to acquire material assets, securities or services of any third parties;

    (iv)        any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company’s Subsidiaries;

    (v)        any material Contract with any third party to manufacture, reproduce, sell or distribute any Company Products, except for purchase orders entered into in the ordinary course of business consistent with past practice;

    (vi)        any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than trade payables or extensions of credit by or to the Company incurred in the ordinary course of business consistent with past practice;

    (vii)        any Contract that contains any put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or other assets, in each case outside of the ordinary course of business;

(viii) any material settlement agreement under which the Company or any of its Subsidiaries has material ongoing obligations;

(ix) any Contract under which the Company or any of its Subsidiaries has any liability for the payment of any amount of Taxes of any other Person;

(x) any Contract with a Governmental Authority;

    (xi)        (A) any Contract under which the Company or its Subsidiaries have continuing material obligations to jointly market any product, technology or service, or (B) any Contract pursuant to which the Company or its Subsidiaries have continuing material obligations to jointly develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company or its Subsidiaries, other than with respect to (A), any Contract that is terminable by the Company upon not more than 60 days’ notice without any requirement to pay penalties;

(xii) any Contract required to be disclosed in Section 4.16(g) and (h);

    (xiii)        each real property lease and each lease for personal property in each case involving payments by the Company or any of its Subsidiaries in excess of $100,000 annually (including capitalized leases); and

(xiv) any other Contract pursuant to which the Company and its Subsidiaries have aggregate remaining payment obligations in excess of $200,000 over the term thereof.

    (b)        Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to, any Contract required to be disclosed in Section 4.9 of the Company Disclosure Schedule (any such contract, a “Company Contract”), is in material breach, violation or default under, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under, any Company Contract. Each Company Contract is a legal, valid and binding obligation of the Company or the Subsidiary that is a party thereto, enforceable against the Company and such Subsidiary, and to the Company’s Knowledge, the other parties thereto, in accordance with its terms, except for such failures to be legal, valid and binding or to be enforceable as, individually or in the aggregate with similar failures, would not reasonably be expected to be materially adverse to the Company and its Subsidiaries taken as a whole. The Company has made available to the Parent true and complete copies of all Company Contracts that are in effect on the date of this Agreement.

Section 4.10. Litigation.

        There is no suit, claim, action, proceeding or investigation pending before any Governmental Authority or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries that seeks to restrain the consummation of the Merger or which could, if adversely determined, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, judgment, decree or injunction of, or is a party to a settlement of a dispute with, any Governmental Authority. There has not been during the 12 (twelve) month period prior to the date hereof, nor are there currently, any internal investigations or inquiries being conducted by the Company, the Company’s Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues, nor were there completed, prior to such twelve-month period, any such internal investigations or inquiries that continue as of the date hereof to have a significant effect on the Company and its Subsidiaries taken as a whole.

Section 4.11. Compliance with Applicable Law.

        The Company and its Subsidiaries hold all permits, licenses, authorizations, certificates, variances, exemptions, orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted and to own their assets and properties (the “Company Permits”), except for failures to hold such Company Permits that would not have a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not have a Material Adverse Effect. The businesses of the Company and its Subsidiaries have not been and are not being conducted in violation of any law except for violations that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.12. Taxes.

        With respect to each of the following paragraphs, except as would not be reasonably expected to materially affect the Company and its Subsidiaries, taken as a whole:

    (a)            The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all U.S. federal, state, local, Israeli and other foreign returns, estimates, declarations, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and each of its Subsidiaries with any Tax authority as applicable to each company, and such Returns were, at the time of the filing thereof, true and correct in all respects. The Company and each of its Subsidiaries have paid all Taxes shown on such Returns that are due.

    (b)        The Company and each of its Subsidiaries (i) has paid or accrued all Taxes it is required to pay or accrue and (ii) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all Taxes and other deductions required to be withheld and has, within the time and in the manner required by Legal Requirements, paid such withheld amounts to the proper governmental authorities.

    (c)        No Tax deficiency is outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any Tax.

    (d)        No audit or other examination of any Return of the Company or any of its Subsidiaries is currently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination, nor is any Tax authority (including for these purposes the Investment Center with respect to the Company’s status as an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investment, 5719-1959) asserting in writing, or to the Company’s Knowledge threatening to assert, against the Company or any of its Subsidiaries any claim for Taxes.

    (e)        No adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority. No written claim that could give rise to Taxes has been made within the last five years in a jurisdiction in which the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries may be subject to taxation in that jurisdiction.

    (f)        Neither the Company nor any of its Subsidiaries: (i) is a member of an affiliated group filing a consolidated Return, or (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

    (g)        To the Company’s Knowledge, there are no Encumbrances on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, except for Encumbrances for Taxes not yet due and payable.

    (h)        The Company believes, after reasonable diligence and inquiry that it qualifies as an Industrial Company according to the meaning of that term in The Law for the Encouragement of Industry (Taxes), 5729-1969.

    (i)        (A) The Company has been granted “approved enterprise” status under the Israeli Law for the Encouragement of Capital Investment, (5719-1959) in the tax exemption and grants routes. To the Company’s Knowledge, the Company is in compliance in all respects with all terms and conditions stipulated by such law, regulations published thereunder and the instruments of approval for the specific investments in the “approved enterprise” and (B) each of the Company and its Subsidiaries is in compliance in all respects with all terms and conditions of any written tax ruling of any Tax authority that applies to the Company, the Surviving Corporation or any Subsidiary for any taxable period (or portion thereof) ending after the Closing Date.

    (j)        Section 4.12(j) of the Company Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to or enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied with all Israeli Legal Requirements to be entitled to claim such incentives, subsidies or benefits.

Section 4.13. Property.

    (a)            The Company and each of its Subsidiaries has marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets and all properties and assets leased to them, in each case that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Encumbrances except: (a) such Encumbrances or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby, and (b) Permitted Encumbrances. The representations and warranties set forth in this Section 4.13 do not apply to Intellectual Property, Intellectual Property Rights or other intellectual property assets or rights. All leases pursuant to which the Company or any of its Subsidiaries lease from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party (or any event which with notice or the lapse of time, or both, would constitute a material default and in respect of which the Company or any of its Subsidiaries has not taken adequate measures to prevent such default from occurring) that, in each case would be material to the Company and its Subsidiaries taken as a whole.

    (b)        Neither the Company nor any Subsidiary thereof owns any real property. The Company is the lawful leaseholder (or is entitled to be registered as such with the Israeli Land Administration) of the real properties described in Section 4.13(b) of the Company Disclosure Schedule (the “Leased Property”). Section 4.13(b) of the Company Disclosure Schedule contains a list of the Leased Properties, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental and/or other fees payable under any such lease.

Section 4.14. Environmental.

    (a)            Except as would not have a Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance with applicable Environmental Laws, (ii) to the Company’s Knowledge, no material amount of Hazardous Substances are present at or have been disposed on or released or discharged from, onto or under any of the properties currently owned, leased, operated or otherwise used by the Company or its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), (iii) to the Company’s Knowledge, no material amount of Hazardous Substances was present at or disposed on or released or discharged from, onto or under any of the properties formerly owned, leased, operated or otherwise used by the Company or its Subsidiaries during the period of ownership, lease, operation or use by Company or its Subsidiaries, (iv) to the Company’s Knowledge, neither the Company nor any Subsidiary is subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party, (v) neither the Company nor any Subsidiary has received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary is or may be in violation of or liable under any Environmental Law, and (vi) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other directive of any Governmental Authority or is subject to any indemnity agreement with any Person relating to Hazardous Substances.

    (b)        As used herein, the term “Environmental Law” means any international, national, provincial, regional, federal, state, municipal or local law, regulation, order, judgment, decree, permit, authorization, opinion, common or decisional law (including, without limitation, principles of negligence and strict liability) or agency requirement relating to the protection, investigation or restoration of the environment (including, without limitation, natural resources) or the health of human or other living organisms, including, without limitation, the manufacture, introduction into commerce, export, import, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to Persons or property.

    (c)        As used herein, the term “Hazardous Substance” means any element, compound, substance or other material (including any pollutant, contaminant, hazardous waste, hazardous substance, chemical substance, or product) that is listed, classified or regulated pursuant to any Environmental Law, including, without limitation, any petroleum product, by-product or additive, asbestos, presumed asbestos-containing material, asbestos-containing material, medical waste, chlorofluorocarbon, hydrochlorofluorocarbon, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

Section 4.15. Insurance.

        Section 4.15 of the Company Disclosure Schedule lists all material insurance policies held by or on behalf of the Company or its Subsidiaries, including the names of the insurers, the principal insured and each named insured, the policy number and period of coverage, the annual premiums and the amount of any deductible. The insurance policies listed on Section 4.15 of the Company Disclosure Schedule include all policies of insurance that are required by material commercial contracts relating to the Company or any of its Subsidiaries, in the amounts required under the respective contracts. The insurance policies listed on Section 4.15 of the Company Disclosure Schedule are in full force and effect, all premiums due and payable thereon have been paid and no written notice of cancellation or termination has been received by the Company or any Subsidiary thereof with respect to any such policy. The insurance policies referred to in this Section 4.15 will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the other Transactions.

Section 4.16. Intellectual Property.

    (a)             Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all material Registered Intellectual Property Rights (other than trade secrets, know-how and goodwill attached to Registered Intellectual Property Rights and other intellectual property rights not reducible to schedule form) owned by the Company or its Subsidiaries.

    (b)        Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company or any of its Subsidiaries, as applicable, is the sole and exclusive owner of the Company-Owned Intellectual Property Rights, free and clear of all Encumbrances other than Permitted Encumbrances.

    (c)        Except as would not be material to the Company and its Subsidiaries taken as a whole, (i) all Intellectual Property Rights in works of authorship and all other materials subject to copyright protection, including, the computer software, documentation, software design, technical and functional specifications, and in all other materials subject to copyright protection, (1) were either created by employees of the Company or its Subsidiaries within the scope of their employment or are otherwise works made for hire, or all right, title and interest in and to such works of authorship have been legally and fully assigned and transferred to the Company or its Subsidiary, as applicable or (2) are licensed from third parties for use as currently used by the Company and its Subsidiaries, (ii) all Intellectual Property Rights in all inventions and discoveries, made, developed or conceived by any employee or independent contractor of the Company or of any of its Subsidiaries, within the scope of their employment (or other retention) by the Company or its Subsidiary, as applicable, and included in Company-Owned Intellectual Property Rights, or that are the subject of one or more outstanding letters patent or patent application and that are included in Company-Owned Intellectual Property Rights, have been assigned in writing to the Company or its Subsidiary, as applicable, to the extent that ownership of any such Intellectual Property Rights do not vest in the Company or its Subsidiary, as applicable, by operation of Law, and (iii) all employees and independent contractors of the Company and its Subsidiaries involved in material development activities have signed documents confirming that each of them will assign to the Company or its Subsidiary, as applicable, all Intellectual Property rights made, written, developed or conceived by them within the scope of their employment (or other retention) by the Company or its Subsidiary and that are included in the Company-Owned Intellectual Property Rights to the extent that ownership of any such Intellectual Property Rights does not vest in the Company or its Subsidiary, as applicable, by operation of Law.

    (d)        Except as would not have a Material Adverse Effect, the Company and each of its Subsidiaries has taken reasonable precautions to protect the secrecy, confidentiality and value of such material know-how and/or trade secrets, and former and current employees of the Company and its Subsidiaries have executed written agreements with the Company or one of its Subsidiaries designed to protect the confidentiality of the Company Owned Intellectual Property Rights, and to the Company’s Knowledge, no employee of Company, the Company or its Subsidiaries is in violation or breach of any term of any such written agreements that would impair materially the Company Intellectual Property.

    (e)        (i)(1) To the Company’s Knowledge, none of the Intellectual Property owned by the Company or any of its Subsidiaries, nor the conduct of their business, infringes upon or misappropriates the Intellectual Property Rights of any other Person, nor, to the Knowledge of the Company, is infringed upon or misappropriated by any other Person or its property, and (2) none of the Company or any of its Subsidiaries has received during the past three (3) years any written claim, any cease and desist or equivalent letter or any other written notice of any allegation that any of the Intellectual Property owned by the Company infringes upon, misappropriates or otherwise violates the Intellectual Property Rights of any third parties; (ii) to the Company’s Knowledge, there has been no unauthorized use by, unauthorized disclosure to or by or infringement, misappropriation or other violation of any of the Company-Owned Intellectual Property Rights by any third party and/or any current or former officer, employee, independent contractor, consultant or any other agent of the Company or any of its Subsidiaries; and (iii) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (1) none of the Company-Owned Intellectual Property Rights is currently the subject of any suits, actions, or written claims or demands of any third party and no action or proceeding, whether judicial, administrative or otherwise, has been instituted and is pending or, to the Company’s Knowledge, threatened that challenges or affects the Company Owned Intellectual Property Rights and, to the Company’s Knowledge, there is no such claim, demand, action or proceeding by a third party that is pending but unasserted against the Company or its Subsidiaries with respect to any of the Company Owned Intellectual Property Rights, and (2) none of the Company or any of its Subsidiaries has received during the past three (3) years any formal written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Intellectual Property Rights.

    (f)        (i) All registrations with and applications to Governmental Authorities in respect of the Registered Intellectual Property Rights owned by the Company and its Subsidiaries are in full force and effect and, to the Knowledge of the Company, valid; (ii) the Company and each of its Subsidiaries is in compliance with all material applicable government regulations regarding the manufacture, advertising, sale, import, and export of the Intellectual Property and products incorporating or made using the Intellectual Property; and (iii) there are no restrictions on the direct or indirect transfer of any license, or other contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use Intellectual Property Rights, or any interest therein, in each case held by and material to the Company and its Subsidiaries, except as may be contained in any such license, or other contract or agreement; and (iv) none of the Company or any of its Subsidiaries is in default (nor with the giving of notice or lapse of time or both, would be in default) under any material license, or any other material contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use Intellectual Property Rights.

    (g)        Section 4.16(g) of the Company Disclosure Schedule lists all contracts, licenses and agreements pursuant to which a third party has licensed or granted any right to the Company or its Subsidiaries in any Intellectual Property or Intellectual Property Rights, other than (i) “off the shelf” software, (ii) immaterial non-exclusive licenses and agreements in the ordinary course of business, (iii) licenses incidental to the sale of hardware, and (iv) non-disclosure agreement entered into in the ordinary course of business.

    (h)        Section 4.16(h) of the Company Disclosure Schedule lists all contracts, licenses, cross-licenses and agreements pursuant to which the Company or its Subsidiaries have granted or provided any third party any rights or licenses to any Company Intellectual Property, other than (i) non-disclosure agreements entered into in the ordinary course of business, and (ii) licenses in connection with the sale of the Company Products that have been entered into in the ordinary course of business.

(i) No Company Product contains, includes or constitutes Open Source.

    (j)        Neither the Company, its Subsidiaries, nor any other Person acting on any of their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code that is Company Owned Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will result in the disclosure or delivery by the Company, its Subsidiaries or any Person acting on their behalf to any Person of any Source Code that is Company Owned Intellectual Property. Section 4.16(j) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company has deposited, or is required under a Company Contract to deposit, with an escrow agent or any other Person, any Source Code that is Company Owned Intellectual Property. With respect to each Contract listed Section 4.16(j) of the Company Disclosure Schedule pursuant to which the Company has deposited any Source Code that is Company Owned Intellectual Property, neither the Merger nor any of the other Transactions will result in the release from such escrow of such Source Code.

Section 4.17. Insider Interests.

        To the Company’s Knowledge, no officer or director of the Company or any of its Subsidiaries has any interest in any material property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in the business of the Company or any of its Subsidiaries.

Section 4.18. Brokers.

        No broker, investment banker or financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.19. Opinion of Financial Advisor.

        The Company has received the written opinion of Oppenheimer & Co., dated as of October 22, 2009, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Aggregate Merger Consideration to be received by the Company’s shareholders is fair, from a financial point of view, to such shareholders, a signed copy of which opinion will be made available to Parent promptly following its receipt.

Section 4.20. Board Approval.

        The Board of Directors has: (1) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (2) approved this Agreement, the Merger and the other Transactions, and (3) subject to the provisions of this Agreement, determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other Transactions (the “Recommendation”).

Section 4.21. Inapplicability of Certain Statutes and Rights Plans.

    (a)            Other than as set forth in the Companies Law, the Company is not subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

    (b)        The Company does not have in effect any “poison pill” or similar plan or agreement which could have a dilutive or otherwise adverse effect on Parent as a result of consummation of the Merger and the Transactions.

Section 4.22. Grants, Incentives and Subsidies.

        The Company has made available to Parent copies of all documents evidencing all pending and outstanding grants, incentives, exemptions and subsidies from the government of the State of Israel or any agency thereof, or from any other Governmental Authority, granted to the Company or any of its Subsidiaries, including the grant of Approved Enterprise Status from the Investment Center and grants from the OCS (collectively, “Grants”) and of all related material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto for the period after January 1, 2006. The Company and the applicable Subsidiary is in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby.

Section 4.23. Encryption and Other Restricted Technology.

        The Company’s and its Subsidiaries’ business as currently conducted does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export, requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.

Section 4.24. Customers and Suppliers.

    (a)        Each customer who, during the eighteen (18) month period ended June 30, 2009, was one of the fifteen (15) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (each, a “Significant Customer”) is listed on Section 4.24(a) of the Company Disclosure Schedule. Neither the Company nor its Subsidiaries have received any written or, to the best Knowledge of the Company, oral notice (with respect to oral notice, a formal notice from a director or senior officer, which formal notice is not merely a preliminary indication) from any Significant Customer that such customer intends to terminate any existing Contract with the Company or any Subsidiary thereof, or that the Company or any Subsidiary thereof, as the case may be, is in breach of, or default under, any such existing Contract.

    (b)        Each supplier who, during the year eighteen (18) month period ended June 30, 2009, was one of the fifteen (15) largest suppliers of products and/or services to the Company and its Subsidiaries, based on amounts paid or payable (each, a “Significant Supplier”), is listed on Section 4.24(b) of the Company Disclosure Schedule. Neither the Company nor its Subsidiaries have received any written or, to the best Knowledge of the Company, oral notice (with respect to oral notice, a formal notice from a director or senior officer, which formal notice is not merely a preliminary indication) from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation).

Section 4.25. Effect of Transaction.

    (a)        The execution of this Agreement and the consummation of the Transactions in and of themselves will not (i) constitute an event under any Company Employee Plan, Employment Agreement, trust, loan or other agreement or arrangement that will or might result in any parachute payments (as defined in subsection (b) below) or any material payment (whether of severance pay, “gross-up”, or indemnity or similar material payments), or any material acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or (ii) result in any payment, acceleration or vesting with respect to any other security issued by the Company or any of its Subsidiaries.

    (b)        No payment or benefit which will or may be made by the Company or its ERISA Affiliates with respect to any Employee will be characterized as a “parachute payment”, within the meaning of Section 280G(b)(2) of the Code.

Section 4.26. No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV (as qualified and/or supplemented in the Company Disclosure Schedule), neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as of the date hereof that, except as set forth in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific sections of the disclosure schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

Section 5.1. Organization, Good Standing and Qualification.

        Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has requisite corporate power and authority to own, license, use, lease and operate its properties and assets and to carry on its business as presently conducted. Neither Parent nor Merger Sub is in violation of any provision of its respective organizational documents.

        Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which the assets or property owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a material adverse effect on Parent or Merger Sub’s ability to timely consummate the Merger and the Transactions.

Section 5.2. Merger Sub.

        All of the issued and outstanding shares of Merger Sub are owned indirectly by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those immaterial assets, liabilities or obligations incident to its formation and pursuant to this Agreement and the Merger and the other Transactions. The Surviving Corporation will have, immediately following the Closing, sufficient financial and other resources such that the Surviving Corporation will be able to fulfill the obligations of the Company and its Subsidiaries to their respective creditors for the foreseeable future following the Closing.

Section 5.3. Corporate Authority.

        Each of Parent and Merger Sub has requisite corporate power and authority and has taken the corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to perform and consummate the Merger and the other Transactions. This Agreement has been duly executed and delivered by each of Parent (including by the required vote of its stockholders) and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable (assuming the due execution, delivery and performance of this Agreement by the Company) against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions contemplated hereby have been duly and validly authorized by the necessary corporate action of Parent and Merger Sub and no other corporate proceedings on the part of the Parent and Merger Sub are necessary to authorize this Agreement or to consummate the other Transactions.

Section 5.4. Merger Sub Board Approval.

        The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other Transactions (which approval has been obtained simultaneously with the execution of this Agreement).

Section 5.5. Share Ownership.

        As of the date of this Agreement, neither Parent, Merger Sub nor any Person referred to in Section 320(c) of the Companies Law with respect to Parent or Merger Sub owns any Company Shares.

Section 5.6. Governmental Filings; No Violations; Etc.

    (a)        Other than with respect to procedures under the Companies Law and the necessary filings and clearance, if any, under applicable Antitrust Requirements, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other Transactions or in connection with the continuing operation of the business of Parent following the Effective Time.

    (b)        The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other Transactions will not, (i) constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation or by laws or comparable organizational documents of Parent and Merger Sub, (b) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any material obligation or the creation of any Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any material Contracts binding upon the Parent or Merger Sub, or (c) any material change in the rights or obligations of any party under any Contract binding on Parent or Merger Sub, (ii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to Parent or Merger Sub or any of their properties or assets, except in each case, for such breaches, violations, defaults or changes that would not have a material adverse effect on Parent or Merger Sub’s ability to timely consummate the Merger and the Transactions.

Section 5.7. Brokers and Finders.

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates.

Section 5.8. Litigation.

As of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending before any Governmental Authority or, to the Knowledge of the Parent or the Merger Sub, threatened by or against the Parent or the Merger Sub that seeks to restrain the consummation of the Merger or which could, if adversely determined, reasonably be expected to result material adverse effect on Parent’s or Merger Sub’s ability to timely consummate the Merger and the Transactions. Neither the Parent nor the Merger Sub is subject to any outstanding order, writ, judgment, decree, injunction or settlement of or with any Governmental Authority which could, if adversely determined, reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to timely consummate the Merger and the Transactions. There has not been during the 12 (twelve) month period prior to the date hereof, nor are there currently, any internal investigations or inquiries being conducted by either the Parent or Merger Sub, the Parent’s or Merger Sub’s Board of Directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 5.9. Available Funds.

Parent will have, immediately prior to, from and after the Effective Time, sufficient cash on hand and available through existing liquidity facilities (without restrictions on drawdown that would delay payment of the Aggregate Merger Consideration in accordance with this Agreement) to make payment of the Aggregate Merger Consideration and any other amounts payable hereunder and to consummate the transactions contemplated hereby.

Section 5.10. Acknowledgement of Disclaimer of Other Representations and Warranties.

        Without derogating from the representations and warranties of the Company set forth in this Agreement, Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic data room maintained by the Company for purposes of the Transactions, (c) it has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries or any other documentation, forecasts or other information, other than the representations and warranties of the Company expressly contained in this Agreement.

ARTICLE VI

CONDUCT PRIOR TO THE EFFECTIVE TIME AND ADDITIONAL AGREEMENTS

Section 6.1. Conduct of Business by the Company.

        Except as otherwise expressly contemplated by this Agreement, as required by applicable Legal Requirements, in connection with any activity permitted to be taken by the Company pursuant to Section 6.5(a), as set forth in Section 6.1 of the Company Disclosure Schedule or as consented to in writing by Parent (provided that if the Parent does not respond to the Company’s written request within 5 days of the receipt thereof, the Parent shall be deemed to have consented to the activity requested in such request), during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) preserve intact their current business organizations (except that any of its wholly-owned Subsidiaries may be merged with or into, or be consolidated with any of its other wholly-owned Subsidiaries or may be liquidated into the Company or any of its Subsidiaries), (ii) keep available the services of their current officers and key employees who are integral to the operation of their businesses as presently conducted and (iii) preserve their relationships with those Persons having business relations with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically allowed by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 unless such action would constitute a breach of such specific provision of Section 6.2.

Section 6.2. Specific Activities.

        Without limiting the generality of Section 6.1, during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, except as otherwise expressly contemplated by this Agreement, as set forth in Section 6.2 of the Company Disclosure Schedule, in connection with any activity permitted to be taken by the Company pursuant to Section 6.5(a), as required by applicable Legal Requirements, or as consented to in writing by Parent (provided that if the Parent does not respond to the Company’s written request within 5 days of the receipt thereof, the Parent shall be deemed to have consented to the activity requested in such request), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its Subsidiaries);

    (b)        (i) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) adopt a plan of complete or partial liquidation or a resolution providing for or authorizing such liquidation, (iii) split, combine or reclassify any of its capital stock or (vi) repurchase, redeem or otherwise acquire any shares of capital stock, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted shares upon forfeiture thereof;

    (c)        issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares of its capital stock or any other security or interest therein other than the issuance of Company Shares upon the exercise of Company Share Options or Company SARs outstanding on the date of this Agreement and in accordance with the existing terms of such Company Share Options or Company SARs;

    (d)        acquire or agree to acquire any material assets (including securities) or merge or consolidate, with any Person or engage in any similar transaction other than any amounts reflected in the Company’s budget for 2009 provided to Parent;

    (e)        make any loans, advances or capital contributions to, or investments in, any other Person, in each of the foregoing other than in the ordinary course of business consistent with past practice, and other than any amounts reflected in the Company’s budget for 2009 provided to Parent;

    (f)        sell, lease, license, pledge, encumber or otherwise dispose of any of its material assets or any interest therein (excluding sale of products in the ordinary course of business consistent with past practice), or adopt a plan of merger, consolidation, restructuring or other reorganization;

    (g)        incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings or letters of credit incurred in the ordinary course of business pursuant to credit agreements up to an amount of $250,000 in the aggregate;

    (h)        except with the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned (provided that if the Parent does not respond to the Company’s written request within 5 days of the receipt thereof, the Parent shall be deemed to have consented to the activity requested in such request), make or rescind any Tax election, or agree to pay, settle or compromise any Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any Tax rulings, or Tax sharing arrangement or agreement (except as provided herein);

    (i)        amend, in any material respect, any Tax return, change an annual Tax accounting period, adopt or change any material Tax accounting method (except as required by applicable Law) or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any material Taxes;

(j) make or agree to make any capital expenditures in excess of the amounts contemplated by the Company’s 2009 budget provided to Parent;

    (k)        pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or propose to pay, discharge, settle or satisfy such claims, liabilities or obligations, in each case except in the ordinary course of business and consistent with past practice, that (i) involves non-monetary relief that would materially restrict the operations of the Company or (ii) requires the payment of amounts in excess of $150,000 in the aggregate;

    (l)        (i) modify or amend in any material respect any credit agreement or facility or (ii) modify or amend in any material respect or terminate any other material Contract outside of the ordinary course of business;

    (m)        except (1) as required pursuant to existing written agreements in effect on the date hereof or Company Employee Plans in effect as of the date hereof, (2) as otherwise required by Law, or (3) as provided pursuant to existing Employment Agreement or other Contracts in effect on the date hereof, (i) increase the compensation or benefits of any director, officer or employee, except for, in the cases of non-officer employees, increases in the ordinary course that are consistent with past practice, (ii) adopt or amend in any material respect any Company Employee Plan, (iii) enter into or amend or modify any employment, consulting, severance, termination or similar agreement with any director, officer or employee (other than employment agreements entered into in the ordinary course of business on terms consistent with the Company’s past practice), (iv) accelerate the payment of compensation or benefits to any director, officer or employee, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan or compensation agreement or arrangements, or (vi) take any action that would be reasonably expected to give rise to severance benefits payable to any officer, director, or employee of the Company or any of its Subsidiaries as a result of the consummation of the Merger or the other Transactions;

    (n)        make any material change in accounting methods, principles or practices, except (i) as required by GAAP, Regulation S-X of the Exchange Act or as required by any Governmental Authority or the Financial Accounting Standards Board (or similar organization), or (ii) as required by change in applicable Legal Requirements;

    (o)        enter into any transaction with any of its Affiliates other than pursuant to arrangements in effect on the date hereof or in connection with transactions between or among the Company and wholly-owned Subsidiaries or Affiliates of the Company controlled by the Company;

    (p)        transfer or license to any Person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect any material rights of such other Person or entity to Company Owned Intellectual Property Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any Person future patent right, in each case other than non-exclusive licenses in connection with the sale or distribution of any product by the Company or any of its Subsidiaries, in each case in the ordinary course of business consistent with past practice; provided that in no event shall the Company or any Subsidiary of the Company: (i) license on an exclusive basis (other than supply and distribution agreements in the ordinary course of business consistent with past practice) or sell any Company Owned Intellectual Property Rights which are material to the Company or any of its Subsidiaries; or (ii) enter into any agreement limiting in any material respect the right of the Surviving Corporation or any of its Subsidiaries to engage in any line of business or to compete with any Person;

    (q)        enter into any material Contract or series of related Contracts that (i) are not in the ordinary course of business, and (ii) pursuant to which the Company or any Subsidiary undertakes to assume any liability or undertaking in excess of $150,000 in the aggregate (except (A) as expressly permitted under other provisions of this Agreement or (B) where such liability or undertaking is assumed in connection with a project pursuant to which the Company or any Subsidiary thereof is intended to receive payment in an amount greater than the respective liability or undertaking amount); or

(r) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 6.3. No Control of Other Party's Business.

        Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct Parent’s operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.4. Confidentiality; Access to Information; Cooperation on Financing.

    (a)        Except as required by or prohibited under applicable Legal Requirements, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, “Representatives”), with reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel (including management team) and records so that Parent and Merger Sub may obtain all information concerning the business as it may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company, and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and Merger Sub:

(i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. federal or state or Israeli securities laws; and

    (ii)        all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (A) breach any agreement with any third party, or (B) constitute a waiver of, or result in an impairment of, the attorney-client or other privilege held by the Company.

    (b)        Any information obtained by any Person pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement. Without limiting the generality of the foregoing, Parent, Merger Sub and the Company shall not, and shall each use their respective best efforts to cause their Representatives not to, use information obtained pursuant to this Section 6.4 for any purpose unrelated to consummation of the Merger and the other Transactions. No review or information obtained pursuant to this Section 6.4 shall limit Parent’s or Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

    (c)        Parent acknowledges and agrees that the Company and its Affiliates and their respective directors, officers, employees, agents and Representatives shall not have any responsibility for, or incur any liability to, any Person under, any financing that Parent may raise in connection with the Transactions contemplated hereby or any cooperation provided pursuant to this Section 6.4 and that Parent and Merger Sub shall indemnify and hold harmless the Company and its Affiliates and their respective directors, officers and employees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action carried out by them in connection with the financing.

Section 6.5. No Solicitation.

    (a)        Alternative Transaction. (A) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII hereof, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit the directors, officers, employees and Representatives of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Transaction Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.5(a) by any of the Company or its Subsidiaries or their respective directors, officers, employees or Representatives shall be deemed to be a breach of this Section 6.5(a) by the Company. The Company will, and will cause each of its Subsidiaries and use reasonable efforts to cause each of the directors, officers, employees and Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction Proposal and will enforce, and, except as otherwise provided by applicable Law, will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal.

(B) The Company agrees that it will take the necessary steps to promptly inform its directors, officers and Representatives of the obligations undertaken in Section 6.5(a)(A).

     (b)        Superior Proposal. Notwithstanding anything to the contrary contained in Section 6.5(a) or elsewhere in this Agreement, in the event that the Company receives after the date of this Agreement and prior to obtaining the Company Shareholder Approval, a bona fide written Alternative Transaction Proposal which the Board of Directors of the Company determines (after consultation with its outside legal counsel and a reputable financial advisor (it being agreed that the provider of the fairness opinion referred to in Section 4.19 hereof is a reputable financial advisor)) to be, or to be reasonably likely to lead to, a Superior Proposal, the Company may then take the following actions:

(i) Engage in discussions or negotiations with such Person or group (and their Representatives) with respect to such Alternative Transaction Proposal; and

    (ii)        In case such Alternative Transaction Proposal meets the definition of a Superior Proposal (without regard to clause (a) thereof), furnish any information with respect to the Company and its Subsidiaries to the Person or group (and their respective Representatives) making such Alternative Transaction Proposal; provided that (A) prior to furnishing any such information, it receives from such Person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive as the terms contained in the Confidentiality Agreement, and (B) contemporaneously with furnishing any such information to such Person or group, it furnishes to Parent any part of such information that was not previously provided to Parent.

    (c)        Notification. In addition to the obligations of the Company set forth in Section 6.5(a), (b) and (d) hereof, as promptly as practicable (and in any event within two (2) Business Days) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry which the Board of Directors of the Company determines after consulting with its legal counsel and independent financial advisor would reasonably be expected to lead to, any Alternative Transaction Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as practicable (and in any event within twenty-four (24) hours) with all changes, whether oral or written, to the economic or other material terms of, any such Alternative Transaction Proposal, request or inquiry, and shall provide, as promptly as reasonably practicable, Parent with all material written materials (including material written materials provided by email or otherwise in electronic format) provided by or to the Company, any of its Subsidiaries or any of their Representatives in connection with such Alternative Transaction Proposal, request or inquiry.

    (d)        Changes of Recommendation; Termination. Neither the Board of Directors of the Company nor any committee thereof shall, directly or indirectly, (i) (A) withdraw or qualify (or amend or modify in a manner adverse to Parent) or publicly propose to withdraw or qualify (or amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any committee thereof of this Agreement, the Merger or the other Transactions or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Transaction Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting, or relating to, any Alternative Transaction Proposal or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger or any other Transaction. Notwithstanding anything to the contrary set forth in this Section 6.5(d) or in any other provision of this Agreement, the Board of Directors of the Company may, solely in response to a Superior Proposal, terminate this Agreement pursuant to Section 8.1(c), if all of the following conditions in clauses (i) through (vi) are met, as applicable:

(i) such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) the Company Shareholder Approval has not been obtained;

    (iii)        the Company has (A) provided to Parent four (4) Business Days’ prior written notice which shall state expressly (1) that it has received a Superior Proposal, and (2) the material terms and conditions of the Superior Proposal (including the value of the consideration offered therein and the identity of the Person or group of Persons making the Superior Proposal) and shall have contemporaneously provided a copy of the relevant proposed transaction agreements, if any, with the Person or group of Persons making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice but with a three (3) Business Day period), and (B) prior to terminating this Agreement, to the extent requested by Parent, the Company considered any proposal by Parent to amend this Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal;

    (iv)        the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms offered by Parent, the failure to terminate this Agreement and enter into the Alternative Acquisition Agreement would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law;

(v) the Company shall have complied with Section 6.5(a) and shall not have breached any of the other provisions set forth in this Section 6.5; and

(vi) the Company pays all fees and expenses as required pursuant to Section 8.3(b) hereof.

    (e)        Company Adverse Recommendation Change. Notwithstanding anything to the contrary set forth in Section 6.5(d) or in any other provision of this Agreement, the Board of Directors of the Company may make a Company Adverse Recommendation Change (other than in response to a Superior Proposal) if it determines in good faith after consultation with its legal counsel and a reputable financial advisor (it being agreed that the provider of the fairness opinion referred to in Section 4.19 hereof is a reputable financial advisor) that the failure to make such change would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law; provided, that (i) the Company has provided to Parent five (5) Business Days’ prior written notice advising Parent that it intends to effect a Company Adverse Recommendation Change and specifying, in reasonable detail, the reasons for the Company Adverse Recommendation Change and (ii) during such five (5) Business Day period, if requested by Parent, the Company considered any proposal by Parent to amend this Agreement in a manner that obviates the need for the Company Adverse Recommendation Change.

    (f)        Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company (other than a Company Adverse Recommendation Change which shall be made only in accordance with Section 6.5(d) or Section 6.5(e), as applicable) if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to constitute a breach of its fiduciary duties under applicable Law or would otherwise be inconsistent with any applicable Legal Requirement; provided, however, that any action taken or disclosure made under this Section 6.5(f) shall not limit or modify the effect that any such action or disclosure may have under any other provision of this Agreement.

Section 6.6. Merger Proposal.

        Each of the Company and, if applicable, Merger Sub, shall, take the following actions within the time frames set forth herein; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.6 accordingly):

(a) As promptly as reasonably practicable after the execution and delivery of this Agreement:

    (i)        each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in form attached hereto as Exhibit C (a “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

    (ii)        the Company shall call a general meeting of the shareholders of the Company, it being understood that the sole shareholder of Merger Sub has approved the Merger contemporaneously with the execution of this Agreement; and

    (iii)        within three (3) days from the date that each of the foregoing general meetings of shareholders have been called for as aforesaid, the Company and Merger Sub shall jointly deliver the applicable Merger Proposal to the Companies Registrar. Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

    (b)        Promptly after the Company and Merger Sub shall have complied with the provisions of Section 6.6(a) above and with subsections (i) and (ii) of this Section 6.6(b), but in any event no later than three (3) business days (as defined in the Companies Law) following the date on which such notice was sent to the creditors, each of the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non-secured creditors in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, Merger Sub, shall:

    (i)        publish a notice to its creditors, stating that a Merger Proposal has been submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in the United States, no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law;

    (ii)        within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, by registered mail, to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in subsection (i) above; and

    (iii)        send to the Company “employees committee” (“Va’ad Ovdim”) or display in a prominent place at the Company premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three (3) Business Days following the day on which the Merger Proposal has been submitted to the Companies Registrar.

Section 6.7. Shareholders Approval.

    (a)        The Company Shareholders’ Meeting. The Company will take, in accordance with applicable Law and its Articles of Association, all action necessary to convene a meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable to consider and vote for the approval of this Agreement, the Merger and the other Transactions. Subject to Section 6.5, the Board of Directors shall recommend to the shareholders of the Company to vote “FOR” such approval. The Company Shareholders’ Meeting shall be held as promptly as reasonably practicable after the date hereof. The Company shall call, notice, convene, hold and conduct the Company Shareholders’ Meeting in compliance with applicable Legal Requirements including the Companies Law, the Articles of Association of the Company and the rules of Nasdaq. Subject to the provisions of Section 320(c) of the Companies Law, the approval of the Merger requires the Company Shareholder Approval. The Company may adjourn or postpone the Company Shareholders’ Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment of the notice to the Company’s shareholders in advance of a vote on this Agreement, and the Merger and the other Transactions; or (ii) if, as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the notice for the Company Shareholders’ Meeting), the number of Company Shares present at the Company Shareholders’ Meeting (either in person or by proxy) is insufficient to constitute the required quorum necessary to conduct the business of the Company Shareholders’ Meeting. The Company’s obligation to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.7 shall not be affected by (i) the proposal, public disclosure or communication to the Company of any Alternative Transaction Proposal, except in the event that the Company decides to terminate this Agreement pursuant to Section 8.1(c); or (ii) the withdrawal, qualification, amendment or modification by the Board of Directors of the Company or any committee thereof of such Board of Directors’ or such committee’s approval or recommendation of this Agreement or the Merger. If a Company Adverse Recommendation Change shall have occurred and thereafter the Board of Directors shall recommend this Agreement and the Merger, the Company Shareholder Meeting shall be held as soon as practicable after such recommendation. In the event that Parent or any of its Affiliates casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in such shares so voted.

    (b)        Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies. The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date on which such approval becomes effective, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval. In accordance with the customary practice of the Companies Registrar, Merger Sub shall request, following coordination with Company, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as Merger Sub shall advise the Companies Registrar, which date shall be not later than one Business Day immediately following the Closing. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as soon as possible after the Closing shall have taken place, but not before the Closing shall have taken place.

    (c)        Covenants of Parent with Respect to Information Statement. The Parent hereby covenants that (i) none of the information with respect to Parent or its Affiliates to be included in any information statement sent to the Company’s shareholders will, at the time of the mailing or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (ii) it shall provide the Company with all information necessary or, in the reasonable discretion of the Company, to be appropriate to be included in such information statement.

Section 6.8. Filings; Other Actions; Notification.

    (a)        Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other Transactions as soon as practicable, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities, or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and other Transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement, and (iv) the execution by Parent and/or its Affiliates of an undertaking in customary form in favor of the OCS to comply with the applicable Law.

    (b)        Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of material notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries from any third party and/or any Governmental Authority with respect to such Transactions. Each of the Company and Parent shall give prompt notice to the other of any failure to the other Party’s conditions to effect the Merger. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the other Transactions unless it consults with the other Party in advance and shall, to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend and participate thereat.

    (c)        In connection with this Section 6.8 and Section 6.10 of this Agreement, neither the Company nor any of its Affiliates shall be required to pay or commit to pay any material amounts or incur any material liability unless directed to do so by Parent (in which case, such amounts or liabilities shall be the responsibility of Parent upon termination of this Agreement pursuant to Section 8.1(a), (b)(iv) (but only if the Company is the terminating party) or (f)). Each of the Parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement.

Section 6.9. Publicity.

        Each of the Company and Parent undertakes to consult with each other prior to issuing any immediate reports or press releases or otherwise making public announcements with respect to the Merger and the other Transactions, except as may be required by Law or by any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority; provided, however, that the names of Parent or Merger Sub or any references thereto shall not, unless required by applicable Law or by any listing agreement with, or rules, of any national securities exchange or by the request of any Governmental Authority, be used in any respect, without the prior consent of Parent. Each of Parent and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by Parent or the Company in accordance with this Section 6.9.

Section 6.10. Approvals.

(a) Legal Proceedings.

        Each of the Company and Parent shall:

    (i)        give the other Parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Authority with respect to the Merger and keep the other Parties informed as to the status of any such legal proceeding; and

    (ii)        promptly inform the other Parties of any communication to the Commissioner of Israeli Restrictive Trade Practices, the Investment Center, the Israeli Tax Authority, the OCS, the Companies Registrar or any other Israeli Governmental Authority regarding the Merger or any of the other Transactions. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Authority or by any Israeli Legal Requirement, in connection with any such legal proceeding under or relating to the Restrictive Trade Law or any other Israeli fair trade law, the Company and Parent will each permit authorized Representatives of the other Party to be present at each such meeting or conference relating to any such legal proceeding and to have reasonable access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Authority in connection with any such legal proceeding.

(b) Israeli Tax Rulings.

    (i)        The Company has obtained from the Israeli Tax Authority confirmation that the Parent may rely on the Israeli Tax Authority’s guidance number 30/2008, with respect to the manner in which Israeli Tax withholding at source is to be executed (the “Israeli Withholding Tax Ruling”). The Parent shall, and shall instruct the Paying Agent to, comply with the Israeli Withholding Tax Ruling in connection with the payment of the Aggregate Merger Consideration as provided in Section 3.1(b) and Section 3.3.

    (ii)        As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Tax Authority an application for a ruling which will be in form and substance to Parent’s reasonable satisfaction, providing, among other things, that the treatment of Company 102 Securities contemplated by Section 3.3, prior to the lapse of the minimum trust period required by Section 102 of the Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Ordinance, provided that the consideration paid to holders of said Company 102 Securities pursuant to Section 3.3 is deposited for the duration of the 102 Trust Period with the 102 Trustee (the “Israeli Options Tax Ruling”). Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Options Tax Ruling.

Section 6.11. Directors’ and Officers’ Insurance; Indemnification Agreements.

    (a)        From and after the Effective Time, Parent shall cause the Company and the Surviving Corporation to fulfill and honor all the obligations of the Company pursuant to the indemnification agreements listed on Section 6.11 of the Company Disclosure Schedule, with each individual who is a party to such indemnification agreements and that at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time until seven years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

    (b)        The Company may either purchase or require Parent to purchase at the Effective Time, and Parent will purchase upon such request, a “tail” policy (the “Tail Policy”) covering future claims against any Indemnitee, in connection with acts or omissions prior to the Effective Time, from an insurer with a Standard & Poor’s rating of at least A, which (i) has an effective term of seven (7) years from the Effective Time, (ii) covers each Indemnitee and (iii) contains terms that are no less favorable than, and are structured similarly to, those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement, provided, however, that the aggregate annual premiums of such Tail Policies shall not exceed 300% of the current annual premium. If and to the extent such a policy has been purchased prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policy in effect and continue to honor the obligations thereunder.

     (c)        The Indemnitees to whom this Section 6.11 applies shall be intended third party beneficiaries of this Section 6.11. The provisions of this Section 6.11 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.11.

    (d)        This Section 6.11 shall be binding upon Parent and the Surviving Corporation and their respective successors and assigns. In the event that Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.11. If the Tail Policy is not purchased, for the seven-year period commencing immediately after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current annual premium, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at aggregate annual premium of 300% of the current annual premium.

Section 6.12. Merger Sub Obligations.

        Parent shall cause Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, Merger Sub shall not, and Parent shall not permit Merger Sub to, conduct any business or undertake any activities except as required to perform its express obligations hereunder.

Section 6.13. Employee Matters.

    (a)        During the one-year period commencing on the Closing Date, Parent shall provide or shall cause the Surviving Corporation to provide to continuing employees of the Company and any of its Subsidiaries (“Company Employees”) compensation and benefits (other than equity based compensation plans) that are, in the aggregate, to any such employee, no less favorable than the compensation and benefits being provided to such Company Employee immediately prior to the Effective Time, including under the Company Employee Plans (excluding any stay bonuses, change of control or severance payments made in connection with or as a result of the transactions contemplated by this Agreement); provided that this Section 6.13(a) shall not derogate from the Surviving Corporation’s right to (i) terminate the employment of any Company Employee at any time, or (ii) implement across-the-board adjustment(s) in the compensation package of the employees of Parent or any of its subsidiaries.

    (b)        Without limiting Section 6.13(a), Parent shall cause the Surviving Corporation to honor, fulfill and discharge, the Company’s and its Subsidiaries’ obligations under any Company Employee Plan and all existing collective agreements and arrangements.

(c) The Parent shall grant options to the Company’s Employees that shall remain employed by it after the Closing in accordance with its option plans and policies.

     (d)        For purposes of eligibility under the Employee Benefit Plans of Parent, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Employee Plan. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Employee Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions (to the extent such pre-existing condition exclusion is not excluded from a Company Employee’s existing plan) and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents under a Company Employee Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Section 6.14. Conduct of Business by Parent.

Until the earlier of the Effective Time and the expiration of 6 months following termination of this Agreement pursuant to Article VIII hereof, the Parent shall not, and shall cause its Affiliates not to, and shall not authorize or permit the directors, officers, employees and Representatives of the Parent or any of its Affiliates to, directly or indirectly, cause, solicit, induce or encourage any Employees, consultants, suppliers or customers of the Company or any of its Subsidiaries to leave such employment or terminate such relationships. Notwithstanding the foregoing, nothing set forth herein shall limit the ability of the Parent to pursue customers and potential customers and to transact with suppliers and potential suppliers in the ordinary course of its business.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party's Obligation to Effect the Merger.

        The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholders Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Articles of Association of the Company.

    (b)        Governmental Consents. The Governmental Consents listed on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or the applicable waiting periods shall have expired or been terminated.

    (c)        Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d) Certificate of Merger. The Company and Merger Sub shall have received the Merger Certificate from the Companies Registrar.

     (e)        Injunction. No injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other similar legal restraint or prohibition (collectively, “Restraints”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect.

Section 7.2. Conditions to Obligations of the Company to Effect the Merger.

        The obligation of the Company to effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a)        The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct as of the date hereof and as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date), except for such failures to be true and correct as would not prevent consummation of the Merger or the performance of Parent’s and Merger Sub’s obligations hereunder.

(b) Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

    (c)        The Company shall have received a certificate signed on behalf of the Parent by the chief executive officer of the Parent as to the satisfaction of the conditions set forth in Section 7.2 (a) and Section 7.2(b).

Section 7.3. Conditions to Obligations of Parent and Merger Sub to effect the Merger.

        The obligation of Parent and Merger Sub to Effect the Merger is further subject to satisfaction or waiver of the following conditions:

     (a)        The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty is expressly made as of an earlier specific date, in which case as of such date); except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect, interpreted without giving effect to any materiality qualifications contained in any of such representations and warranties.

(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

    (c)        Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company as to the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

    (d)        At least seventy-five percent (75%) of the persons listed on Schedule 7.3(d) shall continue to be employees of the Company or its Subsidiaries as of the Closing Date and have not terminated their employment with the Company or its Subsidiaries.

(e) Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect.

ARTICLE VIII

TERMINATION

Section 8.1. Termination.

        This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the requisite Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if:

    (i)        the Merger shall not have been consummated by March 21, 2010 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure to consummate the Merger on or before such date; provided that, if, as of the End Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than the conditions set forth in Section 7.1(b), (c), (d) or (e), then the Company or Parent may extend the End Date to April 20, 2010;

    (ii)        if the Company Shareholders’ Meeting shall have been duly held and the votes cast at such meeting (including any adjournment or postponement thereof) shall be insufficient to constitute the Company Shareholder Approval;

    (iii)        any Restraint having any of the effects set forth in Section 7.1(e) shall be in effect and shall have become final and non-appealable, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to a Party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement; or

    (iv)        if the other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement that (1) would give rise to the failure of a condition set forth in Article VII and (2) cannot be or has not been cured within 30 calendar days after receipt of written notice thereof from the other Party; provided that the Party seeking termination under this clause (iv) shall not be in material breach of its obligations under this Agreement;

     (c)        by the Company, at any time prior to the receipt of the Company Shareholder Approval, in accordance with Section 6.5(d); provided that it has complied in all material respects with the provisions of Section 6.5. As a condition to the effectiveness of such termination, Parent shall have received all fees and expenses as required pursuant to Section 8.3(b);

(d) by Parent, if the Company shall have breached in any material respect any of its obligations under Section 6.5;

    (e)        by Parent, at any time prior to Company Shareholder Approval, if (i) the Company, the Board of Directors of the Company or any committee thereof, for any reason, shall have (A) failed to include in the proxy statement or information statement distributed to the shareholders of the Company its recommendation that such shareholders adopt this Agreement and approve the Merger and the other Transactions, (B) effected a Company Adverse Recommendation Change, or (C) approved or recommended any Alternative Transaction Proposal.

    (f)        by the Company, if the conditions set forth in Section 7.1 and Section 7.3 of this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at Closing) and Parent has failed to consummate the Merger no later than five (5) Business Days after the Company’s delivery of notice of such satisfaction to Parent.

    (g)        by Parent, if the conditions set forth in Section 7.1 and Section 7.2 of this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at Closing) and the Company has failed to consummate the Merger no later than five (5) Business Days after the Parent’s delivery of notice of such satisfaction to the Company.

Section 8.2. Notice of Termination; Effect of Termination.

        Any termination of this Agreement under Section 8.1 above will be effective immediately upon written notice of the terminating Party to the other Parties hereto specifying the provision of this Agreement on which such termination is based. If this Agreement is terminated by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and shall have no further effect, without any liability or obligation on the part of Parent or the Company, except (i) for claims for damages to the extent that such termination results from the willful and material breach by a Party of any of its representations, warranties, covenants or agreements in this Agreement; and (ii) notwithstanding the foregoing, the Confidentiality Agreement, Section 8.1, this Section 8.2, Section 8.3 and Article IX shall survive any termination of this Agreement in accordance with their respective terms.

Section 8.3. Fees and Expenses.

    (a)        Expenses. Whether or not the Merger is consummated and except as otherwise provided in this Agreement, including without limitation Section 8.3(b), each Party shall bear its own expenses in connection with the Transactions including, without limitation, the compensation of any investment banker, financial or legal advisor, broker or finder retained by such Party provided, however, that if the Merger is consummated any Company expenses exceeding US$ 350,000 plus applicable VAT will be paid out of (and thus reduce) the Aggregate Merger Consideration.

(b) Termination Fees. In the event that:

(i) Parent terminates this Agreement pursuant to Section 8.1(d) (except a termination solely for a breach by the Company of its obligation set forth in Section 6.5(a)(B)) or Section 8.1(e);

(ii) the Company terminates this Agreement pursuant to Section 8.1(c); or

(iii) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) if, at or prior to such time, Parent would have the right to a Termination Fee pursuant to clause (i) above;

then the Company shall pay Parent (i) a one time fee equal to five percent (5%) of the Aggregate Merger Consideration, plus (ii) all actual documented out-of-pocket expenses incurred by Parent in connection with the negotiation, authorization, preparation and execution of this Agreement which reimbursement of expenses shall not exceed US$ 150,000 ((i) and (ii) together, the “Termination Fee”). Any fee due under this Section 8.3(b) shall be paid by wire transfer of same-day funds to an account provided in writing by Parent to the Company on the date of termination of this Agreement; provided, that the provisions of this Section 8.3(a) shall be subject to Section 8.3(c). The Termination Fees shall be the sole and exclusive remedy available to Parent and Merger Sub following termination of this Agreement, except for liability of the Company for any breach of this Agreement. Notwithstanding any provision in this Agreement to the contrary, in no event shall the Company be required to pay the Termination Fees on more than one occasion. The Company shall be entitled to deduct from such payments any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

    (c)        Each of the Company and Parent acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement. Accordingly, in the event that the Company shall fail to pay the Termination Fee when due and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for such fee, then the Company shall reimburse the Parent for all reasonable costs and expenses actually incurred or accrued thereby (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3(c).

ARTICLE IX

MISCELLANEOUS

Section 9.1. Amendment.

        This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement; provided, however, that, after approval of the Merger by shareholders of the Company, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.2. Governing Law and Venue.

        This Agreement shall be solely governed by, and construed in accordance with, the laws of the state of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the state of Israel or otherwise) that would cause the application of the laws of any jurisdiction other than the state of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (i) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof, (ii) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (iii) agree that they will not bring any action relating to this Agreement or the Transactions in any court other than the court located in Tel Aviv-Jaffa. Each Party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.3. Extension; Waiver.

        At any time prior to the Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement by a Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.4. Notices.

        All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via fax or electronic email to the Parties at the following addresses, email addresses or fax numbers (or at such other address, email address or fax numbers as shall be specified by like notice):

(a) If to the Parent or Merger Sub, to:

23 Raul Wallenberg Street
Ziv Buildings (Building B)
Ramat Hahayal, Tel Aviv
Fax No.: 972-3-644-1881
Attention: Chief Executive Officer
Email address: alon.aginsky@cvidya.com

With a copy (which shall not constitute notice) to:

Naschitz Brandes & Co. 5 Tuval Street Tel Aviv 67897 Israel Fax No: 972-3-623-5005
Email address:	samir@nblaw.com
saassis@nblaw.com
Attention:	Sharon A. Amir, Adv.
Asher Assis, Adv.

(b) If to the Company, to: 10 Amal Street, Park Afek, Rosh Ha'ayin Israel Fax No: 972-3-900-2122
Attention:	Chief Executive Officer
With a copy (which shall not constitute notice) to: Meitar, Liquornik, Geva & Lesham Brandwein 16 Abba Hillel Silver Road Ramat Gan, 52506 Israel Fax No.: 972-3-610-3111
Email address:	dshamgar@meitar.com
Attention:	Dan Shamgar, Adv.

Section 9.5. Interpretation.

        When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or including are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a Party to this Agreement or any other agreement or document contemplated hereby shall include such Party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parole evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. In the event that a Hebrew version of this Agreement is filed with any Governmental Authority, including the Israeli Registrar of Companies, then whether or not such Hebrew version is signed by the Parties, such Hebrew version shall be considered solely a convenience translation of this Agreement and shall have no binding effect, as between the Parties and with respect to any third party, and this English version shall be the only binding version of this Agreement, and in the event of any contradiction or inconsistency between the meaning of the English version and the meaning of the Hebrew version, the Hebrew version shall be disregarded, shall have no binding effect and shall have no impact on the interpretation of this Agreement.

Section 9.6. Counterparts.

        This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by fax or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood and agreed that all Parties need not sign the same counterpart.

Section 9.7. Entire Agreement; Third-Party Beneficiaries.

        This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule:

    (a)        constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and

    (b)        except for (1) the rights of the Company’s shareholders to receive the Per Share Merger Consideration following the Effective Time, (2) the right of the holders of Company Share Options and/or Company SARs to receive the Option Cash Payment and/or the Company SAR Cash Payment, as applicable, following the Effective Time, and (3) the provisions of Section 6.11 hereof, this Agreement is not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

Section 9.8. Severability.

        If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.9. Other Remedies; Specific Performance.

        Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled (without any requirement to post a bond or other security) to seek one or more injunction or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

        Parent and Merger Sub hereby waive any claim that the Company is restricted from pursuing any remedies on behalf of the Company’s shareholders and holders of Company Share Options and/or Company SARs merely for the fact that they are not parties to this Agreement.

Section 9.10. Assignment.

        Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. No duties under this Agreement may be delegated, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment or delegation in violation of this Section 9.10 shall be void. Subject to the aforesaid in this Section 9.10, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 9.11. Non- Survival of Representations, Warranties and Agreements.

        Except as set forth in Section 8.2, the representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII of this Agreement, as the case may be, except that this 0 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.11.

[signature page to follow]

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be duly executed and delivered as of the date first written.

cVidya Networks, Inc. By: /s/ Alon Aginsky —————————————— Name: Alon Aginsky Title: Authorized Signatory

cVidya Acquisition Ltd. By: /s/ Alon Aginsky —————————————— Name: Alon Aginsk Title: Authorized Signatory

ECtel Ltd. By: /s/ Yair Cohen —————————————— Name: Yair Cohen Title: Chairman of the Board

/s/ Itzik Weinstein —————————————— Name: Itzik Weinstein Title: President and CEO

APPENDIX B

Oppenheimer & Co. Inc. 300 Madison Avenue New York, NY 10017 (212) 667-7250 Member of All Principal Exchanges

October 22, 2009

Board of Directors
ECtel Ltd.
10 Amal Street, Park Afek
Rosh Ha’ayin 48092, Israel

Members of the Board:

You have requested Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of ECtel Ltd., a company organized under the laws of Israel (“ECtel”), as to the fairness, from a financial point of view, to the ECtel Shareholders (as defined below) of the Per Share Merger Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of October 22, 2009 (the “Merger Agreement”), among ECtel, cVidya Networks, Inc., a Delaware corporation, and cVidya Acquisition Ltd., an Israeli company (“Buyer”). The Merger Agreement provides for, among other things, the merger of Buyer with and into ECtel (the “Transaction”) pursuant to which each ECtel Share (as defined below) will be exchanged for the right to be paid a certain amount in cash determined pursuant to a formula set forth in the Merger Agreement. You have advised us that, based on estimates by ECtel’s management regarding the components of such formula, that the application of such formula will result under the Merger Agreement in each ECtel Share being exchanged for the right to be paid $1.2575 in cash (the “Per Share Merger Consideration”). With your permission we have used the Per Share Merger Consideration for all purposes in performing our analyses and rendering this Opinion. We express no opinion as to the whether the Per Share Merger Consideration, used for purposes of this Opinion and such analyses, will represent the actual per share amount paid or payable to the ECtel Shareholders (as defined below) pursuant to the Merger Agreement. We further express no opinion regarding the fairness, from a financial point of view or otherwise, of any amounts lower than the Per Share Merger Consideration that may be paid or payable to the ECtel Shareholders pursuant to the Merger Agreement. Our opinion addresses only the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Transaction by the ECtel shareholders as a whole, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. In addition, in rendering this Opinion, we express no opinion with respect to the amount or nature of any compensation to any officer, director, or employee of ECtel, or any class of such persons relative to the consideration to be received by the holders (such holders, the “ECtel Shareholders”) of the issued and outstanding ordinary shares of ECtel, par value NIS 0.04 per share (each, a “ECtel Share” and collectively, the “ECtel Shares”).

In arriving at our Opinion, we:

(a)	reviewed the Merger Agreement;

(b)	reviewed audited financial statements of ECtel for fiscal years ended December 31, 2006, December 31, 2007, and December 31, 2008; unaudited financial statements of ECtel for the three months ended March 31, 2009 and the six months ended June 30, 2009; presentations to the Board regarding the 2009 budget and the results of the quarters ended March 31, 2009 and June 30, 2009; and a preliminary balance sheet for the quarter ended September 30, 2009;

(c)	reviewed financial forecasts and estimates relating to ECtel prepared by the management of ECtel;

(d)	held discussions with the senior management of ECtel with respect to the historical and current business, operations, financial condition, and future prospects of ECtel;

(e)	reviewed historical market prices and trading volume for ECtel Shares;

(f)	reviewed and analyzed certain publicly available financial data and stock market performance data for companies that we deemed relevant in evaluating ECtel;

(g)	reviewed and analyzed certain publicly available information for select transactions;

(h)	analyzed and estimated the present value of the future cash flows of ECtel based on financial forecasts and estimates prepared by the management of ECtel;

(i)	reviewed and analyzed the premiums paid, based on publicly available information, in merger and acquisition transactions that we deemed relevant in evaluating the Transaction;

(j)	reviewed other public information concerning ECtel; and

(k)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

We have, with your consent, relied and assumed, without independent verification or investigation, upon the accuracy and completeness of all financial and other information (including, without limitation, the representations and warranties of ECtel stated in the Merger Agreement) that is publicly available or was provided to or discussed with us by ECtel or its employees, representatives and affiliates or otherwise reviewed by us. With respect to forecasts of future financial condition and operating results of ECtel provided to us, we have assumed, at the direction of ECtel’s management, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best currently available information, estimates, assumptions and good faith judgments of ECtel’s management team.

We have not assumed any responsibility for the independent verification of any such information or of such forecasts (or the information, estimates, assumptions or judgments contained in such forecasts) provided to us, and we have further relied upon the representations of the senior management of ECtel that they are unaware of any facts that would make the information and forecasts incomplete or misleading. In addition, we have assumed that ECtel will perform, in all material respects, in accordance with such forecasts and projections for all periods specified therein. We have relied upon and assumed, with your consent and without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of ECtel since the date of the most recent financial statements provided to us, and that there is no information or facts that would make the information reviewed by us materially incomplete or misleading. We have also assumed that ECtel is not party to any material pending transaction, including, without limitation, any external financing, recapitalization, acquisition or merger, divestiture or spin-off (other than the Transaction).

We have assumed, with the consent of ECtel, that the Per Share Merger Consideration reflects the actual amount that will be paid per ECtel Share and the Transaction will be consummated in accordance with the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals and consents with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ECtel or the Transaction.

We have neither made nor obtained any independent evaluations or appraisals of the assets or the liabilities (including, without limitation, any contingent, derivative or off-balance sheet assets and liabilities) of ECtel or affiliated entities, nor have we been furnished with any such evaluations or appraisals. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of ECtel or the price at which the ECtel stock will trade at any time. We express no view as to, and our Opinion does not address, any terms or other aspects of the Transaction (other than the Per Share Merger Consideration to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Merger to any individual officers, directors or employees of ECtel, or class of such persons, relative to the Per Share Merger Consideration. In addition, we express no view as to, and our Opinion does not address, (i) the underlying business decision of ECtel to proceed with or effect the Transaction, (ii) the relative merits of the Transaction as compared to any alternative business strategies that might exist for ECtel, (iii) the effect of any other transaction in which ECtel might engage, (iv) the tax or legal consequences of the Transaction to any of ECtel, its shareholders or any other party, (v) any requirements or provisions of applicable law, including, without limitation, the laws of Israel or (vi) the solvency of ECtel or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of ECtel. Our Opinion is necessarily based upon information currently available to us, and the general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion, and we expressly disclaim any responsibility to do so.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer.  As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have been engaged by ECtel solely for the purpose of advising on the fairness to the ECtel Shareholders, from a financial point of view, of the Per Share Merger Consideration, and will receive a fee for our services payable upon delivery of this Opinion (and not contingent upon consummation of the Transaction). In addition, ECtel has agreed to indemnify us for certain liabilities arising from our engagement. In the ordinary course of our business, we and our affiliates may actively trade the securities (or related derivative securities) of ECtel for our own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

Based upon and subject to the foregoing and such other factors as we have deemed relevant, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be paid to the ECtel Shareholders is fair, from a financial point of view, to the ECtel Shareholders.

It is understood that this Opinion has been prepared for the benefit of the Board of Directors of ECtel solely for use in evaluation of the Transaction and does not constitute a recommendation to the Board of Directors of ECtel or any shareholder as to how to vote or act with respect to the Transaction. Accordingly, this Opinion is not to be used for any other purpose, or be reproduced, disseminated, quoted from, publicly disclosed or referred to at any time, in whole or in part, without the prior written consent of Oppenheimer; provided, that this Opinion may be included in its entirety in (i) any prospectus, proxy statement or solicitation/recommendation statement, as the case may be, required to be distributed to ECtel’s shareholders in connection with the Transaction and (ii) any disclosure document required to be filed by ECtel with the Securities and Exchange Commission in connection with the Transaction. Any other description or reference to Oppenheimer or its affiliates or summary of this Opinion in any such document or filing must be in form and substance acceptable to Oppenheimer and its counsel. Our Opinion is not a recommendation as to any matter to be presented to the shareholders of ECtel.

Sincerely,

/s/ Oppenheimer & Co., Inc.
Oppenheimer & Co. Inc.

APPENDIX C

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of December [ ], 2009, is entered into by and between Ectel Ltd., an Israeli company whose address is 10 Amal Street, Rosh Ha’ayn 48092, Israel (the “Company”), and [name of director/officer], [the [position of the officer]] [a director] of the Company whose address is [address] (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify and reimburse its Office Holders for certain expenses and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to reimburse expenses incurred by, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,	in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.	The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any another corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity, with respect to his Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.	Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.	Reasonable Expenses (as defined below) expended incurred by Indemnitee as a result of an investigation or any proceeding instituted against him by an authority that is authorized to conduct an investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial obligation in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but with imposing a financial obligation in lieu of a criminal proceeding in an offence that does not require proof of mens rea. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall mean as ascribed under the Companies Law;

1.1.3.	Reasonable expenses incurred by or charged to Indemnitee by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in which he was convicted of an offence that does not require proof of Mens Rea; and

1.1.4.	Any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an Office Holder of the Company.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section1.3.

1.2.	Notwithstanding anything herein to the contrary, the Company shall indemnify the Indemnitee under Section 1.1.1 only with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company pursuant to Section 1.1.1 of this Agreement with respect to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (the “Indemnifiable Persons”) for all Indemnifiable Events is Five Million United States Dollars ($5,000,000) (the “Limit Amount”). If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company for all events described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are no longer required by the Companies Law.

1.3.	If so requested by Indemnitee, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later thanfifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.	The Company’s obligation to indemnify Indemnitee and reimburse Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.	To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors and officers, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of such insurance policy or policies.

1.6.	The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or reimburse Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under the Companies Law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.	In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advise from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.	Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.	In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution. This Agreement supersedes any previous indemnification agreement, letter or undertaking provided by the Company to the Indemnitee, each of which shall hereafter be of no force and/or effect.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.	Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company which counsel is reasonably reputable with experience in the relevant field. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee shall have, in good faith reasonably concluded based on a written opinion of an independent legal counsel that there may be a conflict of interest under the law and rules of attorney professional conduct applicable to such claim between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to whichIndemniteeshall have reached the conclusion specified in (ii) above.

7.3.	The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.	Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

        IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

Ectel Ltd. By: Name and title: [Indemnitee] Name: Signature:	—————————————— —————————————— —————————————— ——————————————

EXHIBIT A*

TYPE OF EVENT

1.	Claims in connection with employment relationships with employees of the Company, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and various service providers.

2.	Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

3.	Violation, infringement and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.

5.	Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.

6.	The offering of securities by the Company to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

7.	Events in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, by way of merger, sale or acquisition of assets, division or change in capital.

8.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business.

9.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.

10.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

11.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

12.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.

13.	Review and approval of the Company’s financial statements, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

14.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.